THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in HHL or HHI, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no resp[redacted]ents of this circular, makes no representation as to its accuracy or completen[redacted]iability whatsoever for any loss howsoever arising from or in re ... t of the contents of this circular.

This circular is for information purposes only and doe ... offer to acquire, purchase or subscribe for securities of HHL or ...

082-01547 082-34781

HOPEWELL HOLDINGS LIMITED
合和實業有限公司
(Incorporated in Hong Kong with limited liability)
(Stock Code: 54)

Hopewell Highway Infrastructure Limited
合和公路基建有限公司*
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 737)

DISCLOSEABLE AND CONNECTED TRANSACTION
DISPOSAL OF INTEREST IN
GUANGZHOU E-S-W RING ROAD COMPANY LIMITED
AND
RE-ELECTION OF RETIRING DIRECTORS OF HHL

Independent Financial Adviser to the Independent Board Committees and the independent shareholders of HHL and HHI

[redacted]

SOMERLEY LIMITED

A joint letter from the HHL Board and the HHI Board is set out on pages 4 to 14 of this circular, a letter from the HHL Independent Board Committee is set out on pages 15 and 16 of this circular and a letter from the HHI Independent Board Committee is set out on pages 17 and 18 of this circular. A letter from Somerley containing its advice to the Independent Board Committees and independent shareholders of HHL and HHI is set out on pages 19 to 27 of this circular.

A notice convening an extraordinary general meeting of HHL to be held at King Palace Chinese Restaurant, 8th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Monday, 17 September 2007 at 11:00 a.m. is set out on pages N-1 to N-3 of this circular. Whether or not the HHL Shareholders are able to attend, the HHL Shareholders are requested to complete and return the enclosed form of proxy in accordance with the instruction printed thereon as soon as practicable and in any event not less than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude the HHL Shareholders from attending and voting in person at the meeting or any adjourned meeting should the HHL Shareholders so wish.

31 August 2007

* *For identification only*

CONTENTS

In this circular, the following expressions have the following meanings unless the ɔntext requires otherwise:

"Agreement"	the agreement dated 9 August 2007 entered into between HHI Ring Road Co and the Ring Road PRC Partner in relation to the Disposal (together with the entering into of the Ancillary Documents);
"Ancillary Documents"	agreement(s) in relation to the cancellation of and/or amendment to the Ring Road JV joint venture agreement and its articles between the HHI Ring Road Co, the Ring Road PRC Partner and CKI Guangzhou Ring Roads Limited, and mutual termination and release of obligations and liabilities between the joint venture partners of the Ring Road JV under agreements previously entered into between the parties in respect of or relating to the Ring Road JV, the Ring Road project, bank loans of the Ring Road JV and/or such other documents ancillary to the implementation of the Agreement;
"Completion"	the completion of the transactions as provided under the Agreement;
"connected person"	has the meaning ascribed thereto under the Listing Rules;
"Disposal"	the disposal of the entire interest of HHI Ring Road Co in the Ring Road JV and other rights, duties and obligations of HHI Ring Road Co in the Guangzhou East-South-West Ring Road project under the Agreement;
"Extraordinary General Meeting of HHL"	the extraordinary general meeting of shareholders of HHL to be held to consider and approve, among others, the Agreement;
"Groups"	the HHL Group and the HHI Group;
"HHI"	Hopewell Highway Infrastructure Limited, a limited liability company incorporated in the Cayman Islands, the shares of which are listed on the Main Board of the Stock Exchange;
"HHI Board"	the board of HHI Directors;
"HHI Directors"	the directors of HHI;
"HHI Group"	HHI and its subsidiaries;

"HHI Independent Board Committee"	the independent committee of the HHI Board constituted by all the Independent Non-Executive HHI Directors, namely Mr. Lee Yick NAM, Mr. Philip Tsung Cheng FEI, Mr. Kojiro NAKAHARA, Dr. Gordon YEN and Mr. Yuk Keung IP and, for the purpose of considering and advising the independent shareholders of HHI in connection with the Transactions;
"HHI Shareholders:	shareholders of HHI;
"HHI Shares"	shares in the capital of HHI;
"HHI Ring Road Co"	Hopewell Guangzhou Ring Road Limited, a limited liability company incorporated in the British Virgin Islands and a wholly-owned subsidiary of HHI;
"HHL"	Hopewell Holdings Limited, a limited liability company incorporated in Hong Kong, the shares of which are listed on the Main Board of the Stock Exchange;
"HHL Group"	HHL and its subsidiaries;
"HHL Board"	the board of HHL Directors;
"HHL Directors"	the directors of HHL;
"HHL Independent Board Committee"	the independent committee of HHL Board constituted by all the Independent Non-Executive HHL Directors, namely Mr. Lee Yick NAM, Ms. Linda Lai Chuen LOKE, Mr. Guy Man Guy WU and Mr. Yuk Keung IP, for the purpose of considering and advising the independent shareholders of HHL in connection with the Transaction;
"HHL Shareholders"	shareholders of HHL;
"HHL Shares"	shares in the capital of HHL;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"HK GAAP"	generally accepted accounting principles in Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"IFRS"	International Financial Reporting Standards promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards and interpretations;

'Independent Board Committees"	the HHL Independent Board Committee and the HHI Independent Board Committee;
"Latest Practicable Date"	27 August 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Northern Ring Road"	Guangzhou's northern by-pass to which the eastern and western ends of the Guangzhou East-South-West Ring Road connect;
"PRC"	the People's Republic of China excluding, for the purpose of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan;
"PRC GAAP"	generally accepted accounting principles in the PRC;
"Ring Road JV"	Guangzhou E-S-W Ring Road Company Limited;
"Ring Road PRC Partner"	Guangzhou City Tongda Highway Company Limited;
"RMB"	Renminbi, the lawful currency of the PRC;
"Savills"	Savills Valuation and Professional Services Limited;
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Somerley"	Somerley Limited, the independent financial adviser to (i) the HHL Independent Board Committee and the independent shareholders of HHL; and (ii) the HHI Independent Board Committee and the independent shareholders of HHI on the terms of the Transactions;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Transactions"	the Agreement and the transactions contemplated thereunder (including without limitation the entering into of the Ancillary Documents); and
"US$"	United States dollars, the lawful currency of the United States of America.

HOPEWELL HOLDINGS LIMITED
合和實業有限公司
(Incorporated in Hong Kong with limited liability)
(Stock Code: 54)

Hopewell Highway Infrastructure Limited
合和公路基建有限公司*
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 737)

Directors:
Sir Gordon Ying Sheung WU GBS, KCMG, FICE *(Chairman)*
Mr. Eddie Ping Chang HO** *(Vice Chairman and Managing Director)*
Mr. Thomas Jefferson WU *(Co-Managing Director)*
Mr. Josiah Chin Lai KWOK *(Deputy Managing Director)*
Mr. Henry Hin Moh LEE#
Mr. Robert Van Jin NIEN
Mr. Guy Man Guy WU##
Lady Ivy Sau Ping KWOK WU JP#
Ms. Linda Lai Chuen LOKE##
Mr. Albert Kam Yin YEUNG
Mr. David Yau-gay LUI
Mr. Carmelo Ka Sze LEE#
Mr. Andy Lee Ming CHEUNG
Mr. Eddie Wing Chuen HO Junior
Mr. Lee Yick NAM##
Mr. Barry Chung Tat MOK
Mr. William Wing Lam WONG
Mr. Yuk Keung IP##

** *Also as Alternate Director to Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU*
\# *Non-Executive Directors*
\## *Independent Non-Executive Directors*

Registered office:
64th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

Directors:
Sir Gordon Ying Sheung WU GBS, KCMG, FICE *(Chairman)*
Mr. Eddie Ping Chang HO *(Vice Chairman)*
Mr. Thomas Jefferson WU *(Managing Director)*
Mr. Alan Chi Hung CHAN *(Deputy Managing Director)*
Ir. Leo Kwok Kee LEUNG
Mr. Lijia HUANG
Mr. Cheng Hui JIA
Mr. Philip Tsung Cheng FEI##
Mr. Lee Yick NAM##
Mr. Kojiro NAKAHARA##
Dr. Gordon YEN##
Mr. Barry Chung Tat MOK
Mr. Yuk Keung IP##

Registered office:
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands

Head office and principal place of business:
Room 64-02
64th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

* *For identification only*

31 August 2007

To the HHL Shareholders and HHI Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION
DISPOSAL OF INTEREST IN
GUANGZHOU E-S-W RING ROAD COMPANY LIMITED
AND
RE-ELECTION OF RETIRING DIRECTORS OF HHL

INTRODUCTION

HHL and HHI jointly issued an announcement dated 9 August 2007 that HHI Ring Road Co entered into the Agreement with the Ring Road PRC Partner pursuant to which HHI Ring Road Co agreed to sell, and the Ring Road PRC Partner agreed to purchase, the entire interest of HHI Ring Road Co in the Ring Road JV (which operates the Guangzhou East-South-West Ring Road). The Disposal (together with the entering into of the Ancillary Documents) constitutes a discloseable and connected transaction of both HHL and HHI subject to their respective independent shareholders' approval.

The HHL Independent Board Committee, comprising Mr. Lee Yick NAM, Ms. Linda Lai Chuen LOKE, Mr. Guy Man Guy WU and Mr. Yuk Keung IP, has been formed to consider the terms of the Transactions. The HHI Independent Board Committee, comprising Mr. Lee Yick NAM, Mr. Philip Tsung Cheng FEI, Mr. Kojiro NAKAHARA, Dr. Gordon YEN and Mr. Yuk Keung IP, has been formed to consider the terms of the Transactions. Somerley has been appointed as the independent financial adviser to advise the Independent Board Committees and the independent shareholders of HHL and HHI as to whether the terms of the Transactions are fair and reasonable and whether the Transactions are in the interests of HHL and HHI and their respective shareholders as a whole.

The purpose of this circular is (i) to provide you with further information on the Transactions; (ii) to set out the letter of advice from Somerley to the Independent Board Committees and the independent shareholders of HHL and HHI; (iii) provide the HHL Shareholders with further information regarding details relating to the re-election of Mr. William Wing Lam WONG and Mr. Yuk Keung IP as directors of HHL and (iv) to give the HHL Shareholders notice of the Extraordinary General Meeting of HHL and other information in accordance with the requirements under the Listing Rules.

THE AGREEMENT

Date

9 August 2007

Parties

Vendor	:	HHI Ring Road Co, a wholly-owned subsidiary of HHI. The principal business of HHI Ring Road Co is investment holding.
Purchaser	:	The Ring Road PRC Partner, a state-owned enterprise established by the Guangzhou Municipal Government, and its supervisory body is the Guangzhou Construction Commission. The principal business of Ring Road PRC Partner is to develop, invest, construct, operate and maintain certain expressways in Guangzhou.

Interest to be disposed of by the Groups

The entire interest of HHI Ring Road Co in the Ring Road JV and other rights, duties and obligations of HHI Ring Road Co in relation to the Guangzhou East-South-West Ring Road project, including its interest in US$27.5 million of the registered capital of the Ring Road JV (representing 50% of the total registered capital of the Ring Road JV), the shareholder's loan owing by the Ring Road JV to HHI Ring Road Co and the additional investment cost, being the disbursements paid by the HHI Ring Road Co for the pre-project cost.

Consideration

RMB1,712.55 million will be payable in cash on the date of Completion.

The consideration payable under the Agreement was determined after arm's length negotiations between HHI Ring Road Co and the Ring Road PRC Partner by reference to, among other things, the repayment of the registered capital, the shareholder's loan and the additional investment cost of the HHI Group in the Ring Road JV (such repayments deemed to be on 31 August 2007 for the purpose of negotiation of the consideration) and the Guangzhou East-South-West Ring Road project and a premium negotiated at arm's length taking into account the deemed interest element of various funding incurred by the HHI Group relating to the Guangzhou East-South-West Ring Road project. The audited net book values of the interests of the HHL Group and the HHI Group in the Ring Road JV as at 30 June 2007 (comprised in the audited consolidated accounts of the HHL Group (based on HK GAAP) and the HHI Group (based on IFRS) for the financial year ended 30 June 2007 respectively) were approximately HK$1,103 million and HK$922 million respectively.

The audited net liability value of the Ring Road JV as at 31 December 2006 based on PRC GAAP was approximately RMB174 million.

Ring Road JV is a PRC entity and its accounts are based on PRC GAAP since its incorporation. It has adopted straight line 20-year depreciation policy in accordance with PRC GAAP. Interest in the Ring Road JV is accounted for in the books of HHI (based on

IFRS since its listing) and HHL (based on HK GAAP since incorporation of the Ring Road JV) using proportionate consolidation method and equity accounting method respectively. Depreciation is provided based on actual traffic volume compared to total expected traffic volume over the remaining period by the Groups since the listing of HHI. Pursuant to the group restructuring prior to the listing of HHI, some pre-project costs in relation to Ring Road JV had been retained in the books of HHL.

Conditions

Completion of the Agreement is subject to the satisfaction of the following conditions within 180 days after the signing of the Agreement (or such other date as may be agreed between the parties).

(a) if approval of the Agreement and the transactions contemplated thereunder (including the entering into of the Ancillary Documents) is required by the Listing Rules, upon obtaining the requisite approval by the shareholders of HHL and HHI respectively; and

(b) approval of the Agreement by the relevant PRC authorities (including without limitation, Guangzhou Foreign Economic and Trade Bureau).

If not all of the conditions are fulfilled by then, the Agreement will lapse and be terminated with immediate effect and all rights and liabilities of the parties under the Agreement will cease and determine save for the rights and liabilities if the Ring Road PRC Partner has failed to apply for the approval stated in sub-paragraph (b) above within 10 days after the signing of the Agreement and to obtain such approval or if the HHI Ring Road Co has failed to use its endeavours to procure the obtaining of the shareholders' approvals stated in sub-paragraph (a) above.

As at the date of this circular, the condition stated in sub-paragraph (b) above has been fulfilled.

Completion of the Agreement

Completion shall take place upon completion of the conditions as described under the paragraph headed "Conditions" above. After fulfillment of the conditions, the HHI Ring Road Co and the Ring Road PRC Partner shall as soon as possible, among other things:

(a) enter into the Ancillary Documents;

(b) complete all approval and application procedures, including without limitation, the procedures for obtaining approval from foreign exchange control bureau; and

(c) complete any procedures relating to taxation and bank accounts arising from the transactions contemplated under the Agreement.

The Ring Road PRC Partner shall within 7 days after the Ring Road PRC Partner or the Ring Road JV having received the approval document from the PRC relevant foreign exchange control bureau in respect of the transmission of the consideration payable under the Agreement pay such consideration (after deduction of the tax amount payable by the HHI Ring Road Co) to the bank account of the HHI Ring Road Co outside the PRC (or if the conditions are fulfilled after such approval has been obtained, within 7 days after the fulfillment of the conditions).

Upon Completion or the payment of all consideration by the Ring Road PRC Partner to the HHI Ring Road Co according to the terms of the Agreement (whichever is the later), the Groups will cease to hold any interest in the Ring Road JV, and all the rights and obligations of HHI Ring Road Co in the Guangzhou East-South-West Ring Road project will be transferred to the Ring Road PRC Partner. Accordingly, the Ring Road JV will then cease to be deemed as a subsidiary of HHL and HHI for the purposes of paragraph 2(1) of the respective Listing Agreements between HHL and HHI and the Stock Exchange or Chapter 14 or 14A of the Listing Rules as described in the paragraph headed "Discloseable and Connected Transaction" below.

There is no prior transaction with Ring Road PRC Partner and Guangzhou Construction Commission that require aggregation under Rules 14.22 and 14A.25 of the Listing Rules.

INFORMATION ON THE RING ROAD JV

The Ring Road JV is a Sino-foreign co-operative joint venture enterprise established in the PRC to carry out the Guangzhou East-South-West Ring Road project. The Guangzhou East-South-West Ring Road is a 38 km closed system concrete-paved dual three lane expressway running along the eastern, southern and western fringes of theGuangzhou urban areas and connecting to the Northern Ring Road to form an inter-connected expressway ring road route around Guangzhou. Set out below is certain information regarding the Ring Road JV as at the Latest Practicable Date:

Parties to the joint venture	:	Ring Road PRC Partner HHI Ring Road Co CKI Guangzhou Ring Roads Limited (a subsidiary of Cheung Kong Infrastructure Holdings Limited)
Total approved investment amount	:	RMB4,500 million
Registered capital	:	US$55 million, contributed by HHI Ring Road Co and CKI Guangzhou Ring Roads Limited in equal share

Concession period for the Guangzhou East-South-West Ring Road : 30 years from 1 January 2002

Outstanding balance of bank loans of the Ring Road JV as at 30 June 2007 : approximately RMB3,100 million

Parties' share of the net cash flow (i.e. gross operating income net of operating expenses and tax) of the Guangzhou East-South-West Ring Road in respect of its toll operations and essential and service facilities :

Years	**HHI Ring Road Co**	**Ring Road PRC Partner**	**CKI Guangzhou Ring Roads Limited**
1-10	45%	10%	45%
11-20	37.5%	25%	37.5%
21-30	32.5%	35%	32.5%

The commercial basis of the Ring Road JV, which was subsequently agreed in the Ring Road JV contract, was that the Ring Road PRC Partner was not required to contribute registered capital. The parties' respective shareholding interests are deemed to be the same as the parties' respective rights to share the net cash flow as stated above.

FINANCIAL INFORMATION ON THE RING ROAD JV

The following table sets out a summary of the audited financial results of the Ring Road JV prepared in accordance with the PRC GAAP for the two years ended 31 December 2005 and 2006:

	For the year ended 31 December 2005	**For the year ended 31 December 2006**
Net profit/(loss) before tax and extraordinary items	(RMB3 million)	RMB22 million
Net profit/(loss) after tax and extraordinary items	(RMB3 million)	RMB22 million
Net operating cash before finance cost and loan repayment	RMB300 million	RMB357 million

REASONS FOR AND BENEFITS OF THE AGREEMENT AND FINANCIAL EFFECTS OF THE DISPOSAL

The HHL Group is principally engaged in the development, investment and operation of properties and hotels and infrastructure projects in Hong Kong and the PRC. The HHI Group's primary business is to initiate, promote, develop and operate strategically important roads, tunnels, bridges and related infrastructure projects in the PRC, and in

particular the Pearl River Delta region bordering Hong Kong. Although the Ring Road JV is making profit, its contribution of profit to the Groups has been relatively small and the Disposal allows the Groups to realize a reasonable gain of the Guangzhou East-South-West Ring Road project in one lump-sum early. It is currently intended that the proceeds from the Disposal will be used as general working capital of the Groups and for other investment opportunities.

Based solely on the carrying values of the interests of the Groups in the Ring Road JV as at 30 June 2007 comprised in the audited consolidated accounts of the Groups for the financial year ended 30 June 2007, the HHL Group and the HHI Group would recognise a gain on disposal (before taxation) of approximately HK$666 million and approximately HK$847 million respectively, representing the differences between the consideration and the above carrying values. However, as the carrying values of the interests of the Groups in the Ring Road JV investment as at Completion will be different from the above carrying values (after taking into account various updating including but not limited to the Ring Road JV's loss/profit from 1 July 2007 to the date of Completion and various amortization in the period), the actual gain based on the carrying values as at Completion may be materially different from the figures based on the above calculation. The Disposal will not result in a net loss. As a result of the Transaction, Ring Road JV will cease to be a subsidiary of HHI (as described under the paragraph "Discloseable and Connected Transaction" below). HHI will no longer consolidate the accounts of Ring Road JV into its accounts. The managements of HHI Group and HHL Group expect the above gain on the Disposal will be reflected in a similar increase in net assets. Apart from that, there will be no material effect on the net asset position of the Groups. Taking into account the net gain on disposal and the fact that liabilities of the Ring Road JV would no longer be consolidated into the financial statements of HHI upon Completion, both the HHL Board and the HHI Board expect that the Disposal would improve the gearing positions of the Groups.

The board of directors of each of HHL and HHI believes that the terms of the Agreement are fair and reasonable and in the interests of the shareholders of HHL or HHI (as the case may be) as a whole.

DISCLOSEABLE AND CONNECTED TRANSACTION

The Disposal (together with the entering into of the Ancillary Documents) constitutes a discloseable transaction of HHL and HHI under Chapter 14 of the Listing Rules as one or more of the applicable percentage ratio(s) as defined under Rule 14.07 of the Listing Rules are more than 5% but all applicable percentage ratios are less than 25%.

Pursuant to Clause 46 of the Listing Agreement between HHI and the Stock Exchange and the letter dated 7 August 2003 from HHL to the Stock Exchange, the Ring Road JV, being a Sino-foreign co-operative joint venture enterprise jointly controlled by the HHI Group which operates a toll road project, is deemed to be a subsidiary of HHI and HHL for the purposes of the then Chapter 14 of the Listing Rules (which has been subdivided into Chapters 14 and 14A since revisions of the Listing Rules came into effect on 31 March 2004) and paragraph 2(1) of the respective Listing Agreements between HHL and HHI and the Stock Exchange. The Ring Road PRC Partner currently has a 10% interest in the Ring

Road JV, and is accordingly deemed to be a connected person of HHL and HHI for the purposes of Chapter 14A of the Listing Rules. Therefore, the Disposal (together with the entering into of the Ancillary Documents) constitutes a discloseable and connected transaction of HHL and HHI and is subject to approval of independent shareholders of HHL and HHI.

An independent board committee of each of HHL and HHI will be formed to advise its independent shareholders on the fairness and reasonableness of the Agreement. An independent financial adviser will be appointed to advise each such independent board committee in respect of the same.

HHL will seek independent shareholders' approval at a general meeting to be convened. Pursuant to Rule 14A.43 of the Listing Rules, a written independent shareholders' approval obtained from a shareholder holding more than 50% in nominal value of the securities giving the right to attend and vote at a general meeting convened to approve the connected transaction may be accepted in lieu of holding such a general meeting if no shareholder of the listed issuer is required to abstain from voting if the listed issuer were to convene such a general meeting. Anber Investments Limited (being a wholly-owned subsidiary of HHL), which owns 2,160,000,000 shares in HHI (equivalent to approximately 72.719% of the issued share capital of HHI) has on 9 August 2007 given its approval in writing of the Agreement (and the Ancillary Documents) and confirmed that in the event that independent shareholders' approval of HHI at a general meeting in respect of the Agreement (and the Ancillary Documents) is required, it will vote in favour of it. Anber Investments Limited does not have any material interest in the Agreement which is different from those of the other shareholders of HHI. As far as HHI is aware, having made all reasonable enquiries, no shareholder of HHI is required to abstain from voting if HHI were to convene a general meeting for the approval of the Agreement (and the Ancillary Documents). Accordingly, HHI has applied to the Stock Exchange for a waiver of the requirement to hold a general meeting to seek independent shareholders' approval of the Agreement (and the Ancillary Documents) pursuant to Rule 14A.43 of the Listing Rules.

RE-ELECTION OF RETIRING DIRECTORS OF HHL

Pursuant to Article 94 of the Articles of Association of HHL, all Directors appointed to fill a casual vacancy or as an addition to the HHL Board shall be subject to re-election by the HHL Shareholders at the next following general meeting after their appointment.

Mr. William Wing Lam WONG was appointed as an additional Executive Director of HHL with effect from 18 January 2007 and Mr. Yuk Keung IP was appointed as an additional Independent Non-Executive Director of HHL with effect from 13 August 2007. The Extraordinary General Meeting of HHL will be the first general meeting after the appointment of both Mr. William Wing Lam WONG and Mr. Yuk Keung IP. Accordingly, both Mr. William Wing Lam WONG and Mr. Yuk Keung IP will retire at the Extraordinary General Meeting of the Company and being eligible, will offer themselves for re-election.

Brief biographical details of Mr. William Wing Lam WONG and Mr. Yuk Keung IP are set out in Appendix IV to this circular.

EXTRAORDINARY GENERAL MEETING OF HHL

Set out on pages N-1 to N-3 of this circular is a notice convening the Extraordinary General Meeting of HHL to be held at King Palace Chinese Restaurant, 8th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Monday, 17 September 2007 at 11:00 a.m., at which ordinary resolutions will be proposed and, if thought fit, passed (i) to approve the Transactions and (ii) the re-election of Mr. William Wing Lam WONG and Mr. Yuk Keung IP as HHL Directors. The ordinary resolutions will be decided by poll.

A form of proxy for use at the Extraordinary General Meeting of HHL is enclosed. Whether or not the HHL Shareholders are able to attend the Extraordinary General Meeting of HHL in person, the HHL Shareholders are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the registered office of HHL at 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for holding the Extraordinary General Meeting of HHL or any adjournment thereof. Completion and return of the form of proxy will not preclude the HHL Shareholders from attending and voting at the Extraordinary General Meeting of HHL or at any adjourned meeting (as the case may be) should the HHL Shareholders so wish.

The HHL Board confirms, after having made all reasonable enquiries, that no HHL Shareholder will be required to abstain from voting on the ordinary resolutions to be proposed at the Extraordinary General Meeting of HHL in respect of the Transactions.

PROCEDURE FOR DEMANDING A POLL

At a general meeting of HHL

Pursuant to Article 74 of the Articles of Association of HHL, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is taken as may from time to time be required under the Listing Rules or any other applicable laws, rules or regulations or unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(a) by the chairman of the meeting; or

(b) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members present in person or by proxy and holding shares in HHL conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

At a general meeting of HHI

Pursuant to Article 76 of the Articles of Association of HHI, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is taken as may from time to time be required under the Listing Rules or any other applicable laws, rules or regulations or unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. A poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least five members present in person (or in the case of a corporation, by its duly authorised representative) or by proxy and entitled to vote; or

(c) any member or members present in person (or in the case of a corporation, by its duly authorised representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(d) any member or members present in person (or in the case of a corporation, by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

It should be noted that HHI has applied to the Stock Exchange for a waiver of the requirement to hold a general meeting to seek independent shareholders' approval of the Transactions.

RECOMMENDATION OF THE INDEPENDENT BOARD COMMITTEES

Your attention is drawn to (i) the letter from the HHL Independent Board Committee set out on page 15 of this circular which contains the recommendation from the HHL Independent Board Committee to the independent shareholders of HHL concerning the Transactions; (ii) the letter from the HHI Independent Board Committee set out on page 17 of this circular which contains the recommendation from the HHI Independent Board Committee to the independent shareholders of HHI concerning the Transactions; and (iii) the letter from Somerley set out on pages 19 to 27 of this circular which contains the recommendation of Somerley to the Independent Board Committees and the independent shareholders of HHL and HHI in relation to the Transactions and the principal factors considered by Somerley in arriving at its recommendation.

Having taken into account the advice from Somerley and in particular the principal factors set out in the letter of advice from Somerley, the HHL Independent Board Committee considers that the terms of the Transactions are fair and reasonable and are in

the interests of HHL and the HHL Shareholders as a whole. Accordingly, the HHL Independent Board Committee recommends that independent shareholders of HHL should vote in favour of the ordinary resolutions to be proposed at the Extraordinary General Meeting of HHL in respect of the Transactions.

Having taken into account the advice from Somerley and in particular the principal factors set out in the letter of advice from Somerley, the HHI Independent Board Committee considers that the terms of the Transactions are fair and reasonable and are in the interests of HHI and the HHI Shareholders as a whole.

ADDITIONAL INFORMATION

Your attention is drawn to the letters from the Independent Board Committees and the letter from Somerley, the independent financial adviser to the Independent Board Committees and the independent shareholders of HHL and HHI, and additional information set out in the appendices to this circular.

Yours faithfully,
By Order of the HHL Board
Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman

Yours faithfully,
By Order of the HHI Board
Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman

HOPEWELL HOLDINGS LIMITED

合和實業有限公司

(Incorporated in Hong Kong with limited liability)

31 August 2007

To the independent shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION
DISPOSAL OF INTEREST IN
GUANGZHOU E-S-W RING ROAD COMPANY LIMITED

We refer to the circular dated 31 August 2007 jointly issued by HHL and HHI (the "Circular"), of which this letter forms part. Terms defined in the Circular have the same meanings in this letter unless the context requires otherwise.

We have been appointed by the HHL Board as the HHL Independent Board Committee to advise you as to whether, in our opinion, the terms of the Transactions are fair and reasonable so far as the independent shareholders of HHL are concerned.

Somerley has been appointed by HHL as the independent financial adviser to advise us regarding the terms of the Transactions. Details of its advice, together with the principal factors taken into consideration in arriving at such, are set out in its letter on pages 19 to 27 of the Circular.

Your attention is drawn to the joint letter from the HHL Board and the HHI Board set out on pages 4 to 14 of the Circular and the additional information set out in the appendices.

Having taken into account the terms of the Transactions, and the advice given by Somerley, we consider that the terms of the Transactions are in the interests of HHL and its shareholders as a whole and are fair and reasonable so far as the independent shareholders of HHL are concerned. Accordingly, we recommend that the independent shareholders of HHL should vote in favour of the ordinary resolution approving the Transactions to be proposed at the Extraordinary General Meeting of HHL.

Yours faithfully,
HHL Independent Board Committee
Lee Yick NAM
Linda Lai Chuen LOKE
Guy Man Guy WU
Yuk Keung IP
Independent Non-Executive HHL Directors

Hopewell Highway Infrastructure Limited

合和公路基建有限公司*

(Incorporated in the Cayman Islands with limited liability)

31 August 2007

To the independent shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION
DISPOSAL OF INTEREST IN
GUANGZHOU E-S-W RING ROAD COMPANY LIMITED

We refer to the circular dated 31 August 2007 jointly issued by HHL and HHI (the "Circular"), of which this letter forms part. Terms defined in the Circular have the same meanings in this letter unless the context requires otherwise.

We have been appointed by the HHI Board as the HHI Independent Board Committee to advise you as to whether, in our opinion, the terms of the Transactions are fair and reasonable so far as the independent shareholders of HHI are concerned.

Somerley has been appointed by HHI as the independent financial adviser to advise us regarding the terms of the Transactions. Details of its advice, together with the principal factors taken into consideration in arriving at such, are set out in its letter on pages 19 to 27 of the Circular.

Your attention is drawn to the joint letter from the HHL Board and the HHI Board set out on pages 4 to 14 of the Circular and the additional information set out in the appendices.

* *For identification only*

Having taken into account the terms of the Transactions, and the advice given by Somerley, we consider that the terms of the Transactions are in the interests of HHI and its shareholders as a whole and are fair and reasonable so far as the independent shareholders of HHI are concerned.

Yours faithfully,
HHI Independent Board Committee
Lee Yick NAM
Philip Tsung Cheng FEI
Kojiro NAKAHARA
Gordon YEN
Yuk Keung IP
Independent Non-Executive HHI Directors

The following is the text of a letter of advice from Somerley in connection with the fairness and reasonableness of the terms of the Transactions to the Independent Board Committees and the independent shareholders of HHL and HHI which has been prepared for incorporation into this circular.

SOMERLEY LIMITED
10th Floor
The Hong Kong Club Building
3A Chater Road
Central
Hong Kong

31 August 2007

To the HHL Independent Board Committee and Independent HHL Shareholders

To the HHI Independent Board Committee and Independent HHI Shareholders

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTION DISPOSAL OF INTEREST IN GUANGZHOU E-S-W RING ROAD COMPANY LIMITED

INTRODUCTION

We refer to our appointment to advise (i) the HHL Independent Board Committee and the independent shareholders of HHL (the "HHL Independent Shareholders"); and (ii) the HHI Independent Board Committee and the independent shareholders of HHI (the "HHI Independent Shareholders") on the terms of the Transactions. Details of the Transactions are set out in the joint letter from the HHL Board and the HHI Board contained in the circular to the HHL Shareholders and the HHI Shareholders dated 31 August 2007 (the "Circular"), of which this letter forms part. Unless otherwise defined herein, terms used in this letter shall have the same meanings as defined in the Circular.

On 9 August 2007, HHI Ring Road Co (a wholly owned subsidiary of the HHI) and the Ring Road PRC Partner entered into the Agreement pursuant to which HHI Ring Road Co has conditionally agreed to sell to the Ring Road PRC Partner its entire interests and other rights, duties and obligation in relation to the Guangzhou East-South-West Ring Road project, including its interest in US$27.5 million of the registered capital of the Ring Road

JV (representing 50% of the total registered capital of the Ring Road JV), the shareholder's loan owing by the Ring Road JV to HHI Ring Road Co and the additional investment cost, being the disbursement paid by the HHI Ring Road Co for the pre-project cost, at a consideration of RMB1,712.55 million (the "Consideration").

Pursuant to Clause 46 of the Listing Agreement between HHI and the Stock Exchange and the letter dated 7 August 2003 from HHL to the Stock Exchange, the Ring Road JV, being a Sino-foreign co-operative joint venture enterprise jointly controlled by the HHI Group, CKI Guangzhou Ring Roads Limited and the Ring Road PRC Partner, is deemed to be a subsidiary of HHI and HHL for the purposes of the then Chapter 14 of the Listing Rules (which has been subdivided into Chapters 14 and 14A since revisions of the Listing Rules came into effect on 31 March 2004) and paragraph 2(1) of the respective Listing Agreements between HHL and HHI and the Stock Exchange. The Ring Road PRC Partner currently has a 10% interest in the Ring Road JV, and is accordingly deemed to be a connected person of HHI and HHL for the purposes of Chapter 14A of the Listing Rules. The entering into of the Agreement with the Ring Road PRC Partner in relation to the Disposal constitutes a connected transaction of both HHL and HHI and, pursuant to the Listing Rules, is subject to the approval of the HHL Independent Shareholders and HHI Independent Shareholders respectively. The transaction contemplated under the Agreement also constitutes a discloseable transaction of both HHL and HHI.

The HHL Independent Board Committee consisting of all its four independent non-executive directors, namely, Mr. Lee Yick NAM, Ms. Linda Lai Chuen LOKE, Mr. Guy Man Guy Wu and Mr. Yuk Keung IP, and the HHI Independent Board Committee comprising all its five independent non-executive directors, namely, Mr. Lee Yick NAM, Mr. Philip Tsung Cheng FEI, Mr. Kojiro NAKAHARA, Dr. Gordon YEN and Mr. Yuk Keung IP, have considered the terms of the Transactions and given their opinion and, in respect of HHL, their recommendation on voting to the HHL Independent Shareholders and the HHI Independent Shareholders respectively, as set out in their respective letters included in the Circular.

HHL will seek independent shareholders' approval at a general meeting to be convened on Monday, 17 September 2007. The HHI Board confirms, after having made all reasonable enquiries, that no shareholder of HHI is required to abstain from voting if HHI were to convene a general meeting for the approval of the Agreement (and the Ancillary Documents). Anber Investments Limited, which owned 2,160,000,000 shares in HHI (representing approximately 72.719% of the entire issued share capital of HHI) as at Latest Practicable Date, has confirmed in writing that in the event that independent shareholders' approval of HHI in respect of the Agreement (and the Ancillary Documents) is required, it will vote in favour. Accordingly, HHI has applied to the Stock Exchange for a waiver of the requirement to convene a physical general meeting to seek the HHI Independent Shareholders' approval of the Agreement (and the Ancillary Documents).

In formulating our opinion on the Transactions, we have relied on the information and facts supplied, and the opinions expressed, by the directors and management of both HHL

and HHI and have assumed that all statements and representations made to us by the directors and management of both HHL and HHI or made or referred to in the Circular are true and accurate at the time they were made and as at the date of the Circular and will continue to be true up to the time of the Extraordinary General Meeting of HHL.

We have sought and received confirmation from the HHL Directors and HHI Directors that all material relevant information has been supplied to us and no material facts have been omitted from the information supplied and opinions expressed. We have relied on such information and consider that we have been provided with and have reviewed sufficient information to reach an informed view and to justify our reliance on the accuracy of the information contained in the Circular. We have no reason to believe that any material information has been withheld, or to doubt the truth and accuracy of the information provided. We have not, however, conducted an independent investigation into the affairs of HHL, HHI or their subsidiaries or the Ring Road JV.

THE DISPOSAL

In arriving at our opinion, we have taken the following principal factors and reasons into consideration:

1. **Background of and reasons for the Disposal**

(a) ***Information on the Groups and the Ring Road JV***

The HHL Group is principally engaged in the development, investment and operation of properties and hotels and infrastructure projects in Hong Kong and the PRC. HHI was spun off from HHL for a separate listing on the Stock Exchange in August 2003. The principal business of the HHI Group is to initiate, promote, develop and operate strategically important roads, tunnels, bridges and related infrastructure projects in the PRC, particularly in the Pearl River Delta region. The HHI Group currently has interests in three principal toll-expressway projects, being the Guangzhou-Shenzhen Superhighway, the Guangzhou East-South-West Ring Road and the Guangzhou to Shunde section of the Western Delta Route ("Phase I West"). Construction of Phase II (the Shunde to Zhongshan section) of the Western Delta Route ("Phase II West"), connecting to Phase I West, commenced in December 2005 and is planned to be completed by end of 2009. Preparation work for Phase III (the Zhongshan to Zhuhai section) of the Western Delta Route ("Phase III West") is underway.

(i) *History and business of Ring Road JV*

The Ring Road JV was established in the PRC in December 1992 pursuant to the Ring Road JV contract ("JV Contract"). The JV Contract has been amended to reflect subsequent developments, including the introduction of CKI Guangzhou Ring Roads Limited as an additional foreign party in October 1997. Ring Road JV has a total investment of RMB4,500 million and a registered capital of US$55 million contributed by HHI Ring Road Co and CKI Guangzhou Ring Roads Limited in equal share. The commercial basis of the Ring Road JV, which was subsequently agreed in the JV Contract was that the Ring

Road PRC Partner was not required to contribute registered capital. Ring Road JV is principally engaged in the investment, planning, design, construction and operation of Guangzhou East-South-West Ring Road and its ancillary facilities with a concession period for the Guangzhou East-South-West Ring Road of 30 years from 1 January 2002.

Under the JV Contract, the parties have the right to share the gross operating income net of operating expenses and tax of the Guangzhou East-South-West Ring Road in respect of its toll operations and essential and services facilities on the following basis:

Years	HHI Ring Road Co	Ring Road PRC Partner	CKI Guangzhou Ring Roads Limited
1-10	45%	10%	45%
11-20	37.5%	25%	37.5%
21-30	32.5%	35%	32.5%

Guangzhou East-South-West Ring Road is a 38 km closed system concrete-paved dual three lane expressway running along the eastern, southern and western fringes of the Guangzhou urban areas and connecting to the Northern Ring Road to form an inter-connected expressway ring road route around Guangzhou. Set out below is the map illustrating the Guangzhou East-South-West Ring Road:


Guangzhou
Foshan
Guangzhou E-S-W Ring Road
Guangzhou Northern Ring Road
Guangzhou Second Western Ring Road
Guangzhou Second Southern Ring Road
Guangzhou Second Eastern Ring Road
Guangshen Expressway
Guangyuan East Expressway
Beijing-Zhuhai Expressway
Zengjiao
Haiman
Dongsha
Sanjiao
Huangcun
Dongpu
Xinzhou
Huangpu Port
Xinsha Port
Guangzhou East Line
Panyu
Phase I West
Phase II West
Gaoming
Shunde

The Guangzhou East-South-West Ring Road constitutes the main segments of a ring of expressways encircling Guangzhou city. It provides a high speed expressway for the traffic flow in and around Guangzhou city and is an important by-pass for the high volume of through traffic which passes Guangzhou to other destinations served by the many major highways to which Guangzhou is connected. The eastern and western ends of the Guangzhou East-South-West Ring Road connect to the Northern Ring Road at Guangdan and Shabei respectively to create the Guangzhou Ring Road. In addition, it also plays an important role in accommodating traffic outside the congested street network of urban Guangzhou by providing an alternative to medium and long trips through central parts of the city.

(ii) *Financial information of Ring Road JV*

The following table sets out a summary of the audited financial results of the Ring Road JV prepared in accordance with the PRC GAAP for the two years ended 31 December 2005 and 2006:

	For the year ended 31 December 2005 *(audited)* *RMB' million*	**For the year ended 31 December 2006** *(audited)* *RMB' million*
Net profit/(loss) after tax and extraordinary items	(3)	22
Net operating cash inflow before finance cost and loan repayment	300	357

The Guangzhou East-South-West Ring Road generated a net operating cash inflow before finance cost and loan repayment of approximately RMB357 million for the year 2006, representing an increase of approximately 19% when compared to RMB300 million for 2005. In accordance with the PRC GAAP, the toll expressway is depreciated on a straight-line basis of 20 years. After accounting for the depreciation charge of approximately RMB228.3 million included in cost of sales for each of the two years ended 31 December 2005 and 2006, the Ring Road JV recorded a net loss of approximately RMB3 million in 2005 and a net profit of approximately RMB22 million in 2006. The improved financial performance of the Ring Road JV in 2006 was principally due to the increase in average daily traffic volume by 12.1% from 73,850 vehicles per day in 2005 to 82,813 vehicles per day in 2006 according to the internal records of the Ring Road JV.

As at 31 December 2006, the Ring Road JV had a total asset value of approximately RMB 3,206.7 million, mainly consisting of the infrastructure of Guangzhou East-South-West Ring Road at a net book value of approximately RMB2,966.2 million, representing approximately 92.5% of the total assets of the Ring Road JV. It also had total liabilities of

RMB3,381.0 million comprising principally shareholders' loans and bank loans of approximately RMB1,901.8 million and RMB1,306.8 million respectively. The audited net liability of the Ring Road JV as at 31 December 2005 and 2006 was approximately RMB196.6 million and RMB174.3 million respectively.

(iii) *Challenges of the Ring Road JV*

The average annual Gross Domestic Production ("GDP") growth of Guangzhou of 18.46% from 2002 to 2006 stimulated an average 23.4% per annum increment in the daily traffic flow of Guangzhou East-South-West Road from an average of 36,120 vehicles per day in 2002 (the year in which Guangzhou East-South-West Ring Road officially opened) to an average of 82,813 vehicles per day in 2006.

However, we are advised by the traffic consultant that the traffic volume of Guangzhou East-South-West Ring Road was affected by the commencement of operation of new roads in the Guangzhou area, including (i) the toll-free local Keyuan Road which runs parallel to the south-east section of Guangzhou East-South-West Ring Road and opened in May 2006; and (ii) the toll-free local Foshan First Ring Road which runs parallel to the south-west section of Guangzhou East-South-West Ring Road and opened in November 2006.

(b) ***Reasons for the Disposal***

Although the Ring Road JV is making a profit, its contribution to the Group's profit has been relatively small. The Guangzhou East-South-West Road has contributed 9% of HHI Group's total toll revenue for the year ended 30 June 2007. The Disposal allows the Groups to realize a reasonable gain in one lump-sum and at a relatively early stage. It is currently intended that the proceeds from the Disposal will be used as general working capital of the Groups and for other investment opportunities.

2. **Basis of the Consideration and valuation**

(a) ***Consideration***

The Consideration will be payable in cash on the date of Completion. The Consideration was determined after arm's length negotiations between HHI Ring Road Co and the Ring Road PRC Partner by reference to, among other things, the repayment of the registered capital, the shareholder's loan and the additional investment cost of the HHI Group in the Ring Road JV (such repayments being deemed to be on 31 August 2007 for the purpose of negotiation of the Consideration) and the Guangzhou East-South-West Ring Road project and a premium negotiated at arm's length taking into account the deemed interest element of the various funding incurred by the HHI Group relating to the Guangzhou East-South-West Ring Road project.

The audited net book values of the interests of the HHL Group and the HHI Group in the Ring Road JV as at 30 June 2007 (included in the audited consolidated accounts of the HHL Group (based on HK GAAP) and the HHI Group (based on IFRS) for the financial year ended 30 June 2007 respectively) were approximately HK$1,103 million and HK$922 million respectively.

(b) ***Professional valuation of Ring Road JV***

HHI has appointed Savills, an independent professional valuer, to appraise the market value of all the joint venture interests of HHI (including 45% shareholding interest, shareholder's loan and additional investment cost) in Ring Road JV (the "JV Interest") as at 30 June 2007 and to prepare a valuation report, details of which are set out in Appendix I to the Circular. Savills has appraised the market value of the JV Interest as at 30 June 2007 to be RMB1,629.0 million, which is lower than the Consideration of RMB 1,712.55 million. In assessing the fairness and reasonableness of the Consideration, we have reviewed the methodology, bases and assumptions underlying the valuation prepared by Savills.

(c) ***Valuation methodology***

We are advised by Savills that there are several conventional capital investment valuation techniques which can be applied to a project such as this one, namely the market approach, cost approach and discounted cash flow analysis. In determining the market value of the JV Interest as at 30 June 2007, Savills has adopted the discounted cash flow method ("DCF Method"). Such method determines the value of a project through calculating the present value of net cash flows expected to be derived from the project based on a series of forecasts of revenue and costs over the operational period. The projected future net cash flows to HHI from the Ring Road JV have been discounted at a rate of approximately 13% per annum based on the well-established capital asset pricing model and with reference to the risk premium applicable to market comparables.

We concur with Savills that the DCF Method is suitable for valuing the Ring Road JV since (i) the DCF Method can accommodate the changes in HHI's future profit entitlements from Ring Road JV; and (ii) although the cost of infrastructure projects at different locations may be similar, the economic benefits that can be derived from such projects can vary significantly due to a number of local economic factors, such as regional GDP growth and traffic flow. Therefore, we regard the valuation methodology adopted by Savills in arriving at its valuation of the Ring Road JV as acceptable and appropriate.

(d) ***Bases and assumptions for the valuation***

We are advised by Savills that in valuing the JV Interest, it has taken into account relevant and significant factors, such as the traffic report prepared by Parsons Brinckerhoff (Asia) Ltd dated 16 August 2007, operating and maintenance expenses forecasts and other relevant documents and information provided by HHI. We have reviewed and discussed with Savills the projections of toll revenues, operating costs and maintenance expenses of the Guangzhou East-South-West Ring Road.

HHL Shareholders and HHI Shareholders should be aware that projections of revenue and profits cannot be made with complete accuracy and are dependent on the assumptions made. Based on our review and discussion with the management of the Groups and Savills, we are of the view that the assumptions have been made with due care and the valuation provides a valid benchmark for the HHL Directors and HHI Directors to assess the fairness and reasonableness of the Consideration. We have not identified any major factors which cause us to doubt the fairness and reasonableness of the principal bases and assumptions used in arriving at the valuation.

3. **Financial effects of the Disposal on the Groups**

(i) ***Earnings and cash flow***

Interests in the Ring Road JV are accounted for in the books of HHI and HHL using the proportionate consolidation method and the equity accounting method respectively. Upon Completion, the Groups will no longer hold any interest in Ring Road JV or share any future earnings or cash flow of the Ring Road JV. There will be an immediate cash inflow upon receipt of the Consideration (after taxation), which is non-recurring in nature.

(ii) ***Gain on Disposal and effect on net assets***

Based on the carrying value of the interests of the Groups in the Ring Road JV as at 30 June 2007 included in the audited consolidated accounts of the Groups as at 30 June 2007, the HHL Group and the HHI Group would recognise a gain on Disposal (before taxation) of approximately HK$666 million and approximately HK$847 million respectively, representing the differences between the Consideration and the respective carrying values. However, as the carrying values of the interests of the Groups in the Ring Road JV as at Completion will be different from the above carrying values (after taking into account various updating including but not limited to the Ring Road JV's loss/profit from 1 July 2007 to the date of Completion and various amortization in the period), the actual gain based on the carrying values as at Completion may be materially different from the figures based on the above calculation. The managements of HHI Group and HHL Group expect the above gain on the Disposal will be reflected in a similar increase in net assets. Apart from that, there will be no material effect on the net asset position of the Groups. Taking into account the net gain on Disposal and the fact that liabilities of the Ring Road JV would no longer be consolidated into the financial statements of HHI upon Completion, both the HHI Board and the HHL Board expect that the Disposal would improve the gearing positions of the Groups.

DISCUSSION AND ANALYSIS

The Guangzhou East-South-West Ring road is a 38km modern expressway running along the eastern, southern and western fringes of the Guangzhou urban area, operated under a concession period of 30 years from 1 January 2002. The road is operating satisfactorily but made only a small profit of RMB22 million for 2006 and has recently become subject to increased competition from toll free roads running parallel to its

south-east and south-west sections. HHI currently holds a 45% interest (based on its right to share the net cash flow as stated above) in the holding company, the Ring Road JV, but the Ring Road JV is a deemed subsidiary of HHI and HHL as described under the section headed "Introduction" above. Because the purchaser, which is a unit of the Guangzhou municipality, is already a 10% shareholder of the Ring Road JV, the Agreement is considered a connected transaction for HHI and HHL, although in all other ways its appears to us that the Agreement is entirely arms length.

The Consideration will be paid in full in cash at Completion. It represents the full cost of the interest in the Ring Road JV contributed by HHI (before any depreciation charge) and including deemed financing costs. The Consideration compares to a professional valuation by Savills of the JV Interest of RMB1,629.0 million. This is less than the Consideration of RMB1,712.55 million which HHI will receive.

Based on the carrying values of the interests of the Groups in the Ring Road JV as at 30 June 2007 included in the audited consolidated accounts of the Groups for the financial year ended 30 June 2007, the HHL Group and HHI Group are estimated to recognise a gain on Disposal (before taxation) on Completion of approximately HK$666 million and HK$847 million respectively. This gain is calculated on the basis set out in the joint letter from HHL Board and HHI Board contained in the Circular and is subject to various adjustments. Nevertheless, it is likely in our view that a reasonable gain will be realised by both HHL Group and HHI Group.

RECOMMENDATION

Having considered the above principal factors and reasons, we consider that the terms of the Transactions are fair and reasonable so far as the HHL Independent Shareholders and the HHI Independent Shareholders are concerned and that the Transactions are in the interests of both HHL and HHI and their respective shareholders as a whole. Accordingly, we advise the HHL Independent Board Committee to recommend the HHL Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the Extraordinary General Meeting of HHL to approve the Transactions.

Yours faithfully,
for and on behalf of
SOMERLEY LIMITED
M. N. Sabine
Chairman

The following is the text of a letter, summary of valuation prepared for the purpose of incorporation in this circular received from Savills, an independent valuer, in connection with its valuation as at 30 June 2007 of the HHI's joint venture interest in the Ring Road JV.

savills
第一太平戴維斯

T: (852) 2801 6100
F: (852) 2530 0756

23/F Two Exchange Square
Central, Hong Kong

EA Licence: C-023750
savills.com

31 August 2007

To: Hopewell Holdings Limited
Hopewell Highway Infrastructure Limited

Dear Sirs,

VALUATION OF JOINT VENTURE INTEREST OF HOPEWELL HIGHWAY INFRASTRUTURE LIMITED IN GUANGZHOU E-S-W RING ROAD COMPANY LIMITED

In accordance with your instructions, we have undertaken a valuation on behalf of Hopewell Holdings Limited ("HHL") and Hopewell Highway Infrastructure Limited ("HHI", and collectively "Hopewell") to determine the Market Value (as defined below) of the entire interest of HHI (including shareholding interest, shareholder's loan and additional investment cost) ("Joint Venture Interest") in Guangzhou E-S-W Ring Road Company Limited (hereinafter referred to as the "Joint Venture Company") as at 30 June 2007 (the "Valuation Date").

The Joint Venture Company is established to undertake the construction, operation and management of an expressway running along the eastern, southern and western fringes of the Guangzhou urban areas ("ESW Ring Road"). The operation period is 30 years commencing from 1 January 2002. HHI is entitled to 45% of the net cash flow (that is, gross operating income net of operating expenses and tax) of ESW Ring Road for the initial 10 years of operation and thereafter HHI's net cash flow entitlement will be reduced to 37.5% for the subsequent 10 years and 32.5% for the remaining years of operation of the entire operation period of the Joint Venture Company. ESW Ring Road has been collecting tolls since June 2000 and was officially opened in January 2002. At the end of the operation period, all fixed assets of the Joint Venture Company will revert to Guangzhou City Tongda

Highway Company Limited, the PRC joint venture partner ("PRC joint venture partner") without compensation. As stated in the joint venture agreement of the Joint Venture Company, the joint venture partners (except the PRC joint venture partner) are entitled to repayment of registered capital contribution with no specific repayment term. Such repayment of registered capital contribution is also subject to the applicable PRC rules and regulations.

The purpose of this valuation is to express an independent opinion of the Market Value (as defined below) of Joint Venture Interest in the Joint Venture Company as at the Valuation Date for sales and acquisition purpose.

Our valuation is our opinion of the Market Value which is defined as "the estimated amount for which an asset should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

VALUATION METHODOLOGY AND BASIS

The valuation procedures employed include the review of physical and economic conditions of the subject asset and an assessment of key assumptions, estimates, and representations made by the proprietor or the operator of the subject asset. All matters we consider essential to the proper understanding of the valuation are disclosed in this valuation report.

In arriving at our assessed value, we have considered three accepted approaches. They are market approach, cost approach and income approach. In this valuation, the market approach is not appropriate as there are insufficient comparable transactions to form a reliable basis for our opinion of value. The cost approach is not appropriate as it ignores the economic benefits of ownership of the business. We have therefore relied solely on the income approach in determining opinion of value.

We have adopted the income approach technique known as discounted cash flow method to assess the Market Value of Joint Venture Interest in the Joint Venture Company. Under the said method, we have discounted the projected cash flow of the Joint Venture Company to present worth based on the traffic report prepared by Parsons Brinckerhoff (Asia) Ltd ("PBA") dated 16 August 2007, operating and maintenance expenses forecast and other relevant documents and information provided by HHI.

The findings of PBA cover two future forecast scenarios: the "Optimistic" and "Conservative" scenarios. The different scenarios assume different expectations of economic growth over the entire evaluation period. The averages of the "Optimistic" and "Conservative" scenarios are incorporated to arrive at the toll revenues stream for the subject toll roads.

For the purpose of our valuation, we have derived the future cash flows of the Joint Venture Company based on the available information and presently prevailing operating conditions of the business and by taking into consideration of other pertinent factors which basically include the followings:

— the market and the business risks of the Joint Venture Company;

— the general economic outlook as well as specific investment environment for the business;

— the nature and current financial status of the Joint Venture Company;

— the historical performance of the Joint Venture Company;

— the market expectation and required rate of return for similar business; and

— the assumptions as stated in the Specific and General Assumptions of this report.

When evaluating the appropriate rate for the Joint Venture Company, we have used the Capital Assets Pricing Model (the "CAPM"). Under CAPM, the appropriate expected rate of return is the sum of the risk-free return and the equity risk premium required by investors to compensate for the market risk assumed. In addition, the expected rate of return of the Joint Venture Company is expected to be affected by other firm specific risk factors that are independent of the general market. The discount rate of approximately 13% per annum was determined by the risk-free rate (yield of the exchange fund bonds in Hong Kong), market return, and estimated beta of the Joint Venture Company and firm specific risk factors.

In the disposal of Joint Venture Interest by HHI to the PRC joint venture partner, the consideration has included the registered capital, the shareholder's loan and the additional investment cost, being the disbursement for pre-project cost. Therefore, our valuation included such reimbursement of additional investment cost of HHI.

A sensitivity analysis was prepared based on discount rates ranging from 12% to 14% per annum and based on different future forecast scenarios. The sensitivity results of the Joint Venture Company fall in the range of RMB1,401 million to RMB 1,908 million.

Scenarios	**Discount Rate/ Results** *(RMB million)*		
	12%	13%	14%
Optimistic	1,908	1,757	1,627
Average	1,763	1,629	1,514
Conservative	1,618	1,501	1,401

We have been provided with extracts of copies of relevant documents and financial information relating to the Joint Venture Company. We have relied upon the aforesaid information in forming our opinion of the Market Value. However, we have not inspected the original documents to ascertain any amendments which may not appear on the copies handed to us. We have no reason to doubt the truth and accuracy of the said information which is material to the valuation. We have also been advised by Hopewell that no material facts have been omitted from the information provided. We have also made relevant inquiries and obtained further information as considered necessary for the purpose of this valuation.

While we have exercised our professional knowledge and cautions in adopting assumptions and other relevant key factors in our valuation, those factors and assumptions are still vulnerable to the change of the business, economic environment, competitive uncertainties or any other abrupt alternations of external factors.

On-site inspections were taken, and the properties and works were found to be in a condition that can perform the required purpose. We did not carry out any structural survey or on-site measurements. We are not able to report that the relevant properties are free from rot, infestation or any other structural defect.

SPECIFIC ASSUMPTIONS

In the course of valuation, the following specific assumptions and caveats have been made. We have based on the followings to conclude the Market Value of Joint Venture Interest of HHI in the Joint Venture Company.

- We have assumed that the future operating expenditure will be in accordance with the capital expenditure, operating and maintenance expenses projection provided by Hopewell;

- We have assumed that the projected business can be achieved with the effort of the management of the Joint Venture Company;

- We have assumed that the accuracy of financial and operational information provided to us by Hopewell and relied to a considerable extent on such information in arriving at our opinion of value; and

- We have assumed that there are no hidden or unexpected conditions associated with the assets valued that might adversely affect the reported value.

GENERAL ASSUMPTIONS

Notwithstanding the incorporation of foreseeable changes in our valuation, a number of assumptions have been made in the preparation of the reported assessed figures. The assumptions are:

- There will be no major changes in existing political, legal, fiscal or economic conditions in the country or district where the business is in operation;
- There will be no major changes in the current taxation law in the areas in which the Joint Venture Company carries on its business, that the rate of tax payable remains unchanged and that all applicable laws and regulations will be complied with;
- The inflation, interest rates and currency exchange rate will not differ materially from those presently prevailing;
- The Joint Venture Company will retain their key management and technical personnel to maintain their ongoing operations;
- There will be no major business disruptions through international crisis, industrial disputes, industrial accidents or severe weather conditions that will affect the existing business;
- The Joint Venture Company will remain free from claims and litigation against the business or its customers that will have a material impact on value;
- The Joint Venture Company is unaffected by any statutory notice and the operation of the business gives, or will give, no rise to a contravention of any statutory requirements;
- The business is not subject to any unusual or onerous restrictions or encumbrances; and
- The potential bad debt of the Joint Venture Company will not materially affect their business operations.

LIMITING CONDITIONS

We have to a considerable extent relied on the financial data and other related information provided by Hopewell. We are not in a position to comment on the lawfulness of the business.

In accordance with our standard practice, we must state that this report and valuation is for the use only of the party to whom it is addressed and no responsibility is accepted to any third party for the whole or any part of its contents.

MANAGEMENT CONFIRMATION OF FACTS

A draft of this report and our calculation has been sent to management of Hopewell. They have reviewed and orally confirmed to us that facts as stated in this report and calculation are accurate in all material respects and that they are not aware of any material matters relevant to our engagement which have been excluded.

REMARKS

Unless otherwise stated, all money amounts are stated in Renminbi.

We hereby confirm that we have neither present nor prospective interests in HHL, HHI and their respective holding companies, subsidiaries and associated companies, the Joint Venture Company and its subsidiaries, or the value reported herein.

The conclusion of value is based on accepted valuation procedures and practices that rely on substantially on the use of numerous assumptions and the consideration of many uncertainties, not all of which can be easily quantified or ascertained. Further, while the assumptions and other relevant factors are considered by us to be reasonable, they are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Hopewell, the Joint Venture Company and us.

OPINION OF THE VALUE

Based on the investigation and analysis stated above and on the method employed, we are of the opinion that the Market Value of the Joint Venture Interest of HHI in the Joint Venture Company as at 30 June 2007 was reasonably stated by the amount of RMB1,629,000,000 (RENMINBI ONE BILLION AND SIX HUNDRED TWENTY-NINE MILLION).

Yours faithfully
For and on behalf of
Savills Valuation and Professional Services Limited

Charles C K Chan
MSc FRICS FHKIS MCIArb RPS (GP)
Managing Director

Sam K S Lo
BBA CFA CPA
Associate Director

Note: Mr. Charles Chan is a Chartered Estate Surveyor, MSc, FRICS, FHKIS, MCIArb, RPS(GP), has been a qualified valuer and has about 22 years' experience in the valuation of properties in Hong Kong and has extensive experience in valuation of infrastructure projects in Hong Kong and the PRC.

Mr. Sam Lo is a Chartered Financial Analyst and Certified Public Accountant who has assisted Mr. Charles Chan in valuation of infrastructure projects in Hong Kong and the PRC.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the HHL Group. The HHL Directors collectively and individually accept full responsibility for the accuracy of information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interests and short positions of the HHL Directors and chief executives of HHL in the shares, underlying shares and debentures of HHL or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to HHL and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO to be entered in the register maintained by HHL referred to therein, or which were required to be notified to HHL and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

(i) Beneficial interests and short positions in the HHL Shares and underlying shares of equity derivatives of HHL(i)

	HHL Shares							
HHL Directors	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests(ii) (interests of controlled corporation)	Other interests(iii)	Underlying shares of equity derivatives (i.e. share option)(iv)	Awarded shares(v)	Total interests	Total interests as approximate percentage of shares in issue as at the Latest Practicable Date
Gordon Ying Sheung WU	74,683,032	21,910,000(vi)	111,250,000(vii)	30,680,000	—	—	238,523,032(x)	26.52%
Eddie Ping Chang HO	25,023,462	1,365,538	2,050,000	—	—	—	28,439,000	3.16%
Thomas Jefferson WU	27,840,000	—	820,000	—	—	—	28,660,000	3.19%
Josiah Chin Lai KWOK	1,095,000	—	—	—	—	180,000	1,275,000	0.14%
Henry Hin Moh LEE	5,104,322	—	—	—	—	—	5,104,322	0.57%
Robert Van Jin NIEN	756,000	—	—	—	—	72,000	828,000	0.09%
Guy Man Guy WU	2,645,650	—	—	—	—	—	2,645,650	0.29%
Ivy Sau Ping KWOK WU	21,910,000	124,743,032(viii)	61,190,000(ix)	30,680,000	—	—	238,523,032(x)	26.52%
Linda Lai Chuen LOKE	—	1,308,981	—	—	—	—	1,308,981	0.15%
David Yau-gay LUI	8,537	—	—	—	—	—	8,537	0.00%
Albert Kam Yin YEUNG	330,000	—	—	—	—	120,000	450,000	0.05%
Andy Lee Ming CHEUNG	326,000	—	—	—	—	72,000	398,000	0.04%
Eddie Wing Chuen HO Junior	536,000	—	—	—	—	72,000	608,000	0.07%
Lee Yick NAM	90,000	—	—	—	—	—	90,000	0.01%
Barry Chung Tat MOK	200,000	—	—	—	2,000,000	100,000	2,300,000	0.26%
William Wing Lam WONG	50,000	—	—	—	288,000	100,000	438,000	0.05%

Notes:

(i) All interests in the HHL Shares and underlying shares of equity derivatives of HHL were long positions. None of the HHL Directors or chief executives of HHL held any short position in the HHL Shares and underlying shares of equity derivatives of HHL.

(ii) The corporate interests were beneficially owned by a company in which the relevant HHL Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The other interests of 30,680,000 HHL Shares represented the interests held by Sir Gordon Ying Sheung WU ("Sir Gordon WU") jointly with his wife Lady Ivy Sau Ping KWOK WU ("Lady Ivy WU").

(iv) The interests in underlying shares of equity derivatives represented interests of options granted to HHL Directors under the share option scheme of HHL adopted on 1 November 2003 to subscribe for HHL Shares, further details of which are set out below:

HHL Directors	Date of grant	Exercise price *HK$*	Outstanding options	Exercise period
Barry Chung Tat MOK	02/09/2005	19.94	2,000,000	02/03/2006 — 01/03/2009
William Wing Lam WONG	10/10/2006	22.44	288,000	20%: 01/11/2007 — 31/10/2008
				40%*: 01/11/2008 — 31/10/2009
				60%*: 01/11/2009 — 31/10/2010
				80%*: 01/11/2010 — 31/10/2011
				100%*: 01/11/2011 — 31/10/2013

* including those not previously exercised.

(v) The interests in awarded shares represented interests of awarded shares granted to HHL Directors under the HHL Employees' Share Award Scheme adopted on 25 January 2007 but not yet vested, details of which are set out below:

HHL Directors	Date of award	No. of awarded shares	Vesting date
Josiah Chin Lai KWOK	25/01/2007	90,000	25/01/2008
		90,000	25/01/2009
Robert Van Jin NIEN	25/01/2007	36,000	25/01/2008
		36,000	25/01/2009
Albert Kam Yin YEUNG	25/01/2007	60,000	25/01/2008
		60,000	25/01/2009
Andy Lee Ming CHEUNG	25/01/2007	36,000	25/01/2008
		36,000	25/01/2009
Eddie Wing Chuen HO Junior	25/01/2007	36,000	25/01/2008
		36,000	25/01/2009
Barry Chung Tat MOK	25/01/2007	50,000	25/01/2008
		50,000	25/01/2009
William Wing Lam WONG	25/01/2007	50,000	25/01/2008
		50,000	25/01/2009

(vi) The family interests of 21,910,000 HHL Shares represented the interests of Lady Ivy WU.

(vii) The corporate interests of 111,250,000 HHL Shares held by Sir Gordon WU included the interests in 61,190,000 HHL Shares referred to in Note (ix).

(viii) The family interests of 124,743,032 HHL Shares represented the interests of Sir Gordon WU, the husband of Lady Ivy WU. This figure included 50,060,000 HHL Shares held by Sir Gordon WU through corporations.

(ix) The corporate interests in 61,190,000 HHL Shares were held through corporations owned by Sir Gordon WU and Lady Ivy Wu as to 50% each.

(x) Sir Gordon WU and Lady Ivy WU were deemed under the SFO to have same interests with each other.

(ii) Beneficial interests and short positions in the shares of associated corporations

(A) The following were the interests of HHL Directors in HHI Shares:

	HHI Shares					
HHL Directors	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests(i) (interests of controlled corporation)	Other interests	Total interests	Total interests as approximate percentage of shares in issue as at the Latest Practicable Date
Gordon Ying Sheung WU	6,249,402	2,491,000(ii)	10,124,999(iii)	3,068,000(iv)	21,933,401(viii)	0.74%
Eddie Ping Chang HO	1,824,046	136,554	205,000	—	2,165,600	0.07%
Thomas Jefferson WU	5,657,000	—	82,000	—	5,739,000	0.19%
Henry Hin Moh LEE	279,530	—	—	—	279,530	0.01%
Robert Van Jin NIEN	60,000	—	—	—	60,000	0.00%
Ivy Sau Ping KWOK WU	2,491,000(v)	10,255,402(vi)	6,118,999(vii)	3,068,000(iv)	21,933,401(viii)	0.74%
David Yau-gay LUI	853	—	—	—	853	0.00%

Notes:

(i) These HHI Shares were beneficially owned by a company in which the relevant HHL Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(ii) The interests in 2,491,000 HHI Shares were interests held by Lady Ivy WU, the wife of Sir Gordon WU.

(iii) The corporate interests in 10,124,999 HHI Shares held by Sir Gordon WU included the corporate interests in 6,118,999 HHI Shares referred to in Note (vii).

(iv) The other interests in 3,068,000 HHI Shares represented the interests held jointly by Sir Gordon WU and Lady Ivy WU.

(v) The interests in 2,491,000 HHI Shares were personal interests beneficially owned by Lady Ivy WU and represented the same block of shares in Note (ii).

(vi) The family interests in 10,255,402 HHI Shares represented the interests of Sir Gordon WU. This figure included 4,006,000 HHI Shares held by Sir Gordon WU through corporations.

(vii) The corporate interests in 6,118,999 HHI Shares were held through corporations owned by Sir Gordon WU and Lady Ivy WU as to 50% each.

(viii) Sir Gordon WU and Lady Ivy Wu were deemed under the SFO to have same interests with each other.

(B) HCNH Insurance Brokers Limited ("HCNH")

Mr. Eddie Ping Chang HO together with his associate beneficially owned 600,000 ordinary shares of HCNH, an associated corporation of HHL, representing 50% of its issued share capital, through Hong Kong Insurance Agency Limited which was 100% owned by him together with his associate.

All the above interests in the shares of associated corporations of HHL were long positions.

(b) As at the Latest Practicable Date, save as disclosed above, so far as was known to any HHL Director or chief executive of HHL, no person, other than Directors and chief executives of HHL, had an interest or short position in the HHL Shares or underlying shares of HHL which would fall to be disclosed to HHL under the provisions of Divisions 2 and 3 of Part XV of the SFO.

3. DIRECTORS' INTERESTS IN CONTRACTS

(a) As at the Latest Practicable Date, none of the HHL Directors had entered, or proposed to enter into a service contract with any member of the HHL Group which is not determinable by the HHL Group within one year without payment of compensation, other than statutory compensation.

(b) Mr. Carmelo Ka Sze LEE, a non-executive HHL Director, is a partner of Woo, Kwan, Lee & Lo, the legal advisers on Hong Kong law to HHL in relation to the Disposal, which firm will receive normal professional fees in connection with the Disposal.

(c) Save as disclosed herein, as at the Latest Practicable Date, none of the HHL Directors had any direct or indirect interest in any assets which had been, since 30 June 2007 (being the date to which the latest published audited consolidated accounts of HHL were made up), acquired or disposed of by, or leased to HHL or any member of the HHL Group, or were proposed to be acquired or disposed of by, or leased to, any member of the HHL Group.

(d) Save as disclosed herein, as at the Latest Practicable Date, none of the HHL Directors was materially interested in any contract or arrangement subsisting at the date of this circular and which is significant in relation to the business of the HHL Group.

4. MATERIAL ADVERSE CHANGE

The HHL Directors are not aware of any material adverse changes in the financial or trading position of the HHL Group since 30 June 2007 (being the date to which the latest published audited consolidated accounts of HHL were made up).

5. EXPERT

(a) The following are the qualifications of the expert who has given opinion or advice contained in this circular:

Name	Qualifications
Somerley	a corporation licensed to carry out type 1 (dealings in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO
Savills	property valuers and business valuers

(b) (i) Neither Somerley nor Savills has any shareholding in any member of the HHL Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the HHL Group.

(ii) Neither Somerley nor Savills has any direct or indirect interest in any assets which have been since 30 June 2007 (being the date to which the latest published audited consolidated accounts of HHL were made up) acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by or leased to, any member of the HHL Group.

(iii) Each of Somerley and Savills has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter dated 31 August 2007 and the references to its name, in the form and context in which they respectively appear.

6. LITIGATION

So far as the HHL Directors are aware, neither HHL nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or arbitration of material importance was pending or threatened against HHL or any of its subsidiaries as at the Latest Practicable Date.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有合和實業或合和公路基建股份，應立即將本通函送交買主或承讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本通函僅為提供相關資料，並不構成收購、購買或認購合和實業或合和公路基建之證券之邀請或要約。

HOPEWELL HOLDINGS LIMITED
合和實業有限公司
(於香港註冊成立之有限公司)
(股份代號：54)

Hopewell Highway Infrastructure Limited
合和公路基建有限公司*
(於開曼群島註冊成立之有限公司)
(股份代號：737)

須予披露及關連交易
出售廣州東南西環高速公路有限公司之權益
及
重選合和實業退任董事

獨立董事委員會、
合和實業與合和公路基建獨立股東之獨立財務顧問

新百利有限公司

合和實業董事會與合和公路基建董事會之聯合函件載於本通函第4至第14頁，合和實業獨立董事委員會函件載於本通函第15至第16頁，而合和公路基建獨立董事委員會函件則載於本通函第17至第18頁。新百利函件載於本通函第19至第27頁，當中載有其向獨立董事委員會及合和實業與合和公路基建獨立股東提供之意見。

謹訂於二零零七年九月十七日（星期一）上午十一時正假座香港皇后大道東183號合和中心8樓皇廷大酒樓召開合和實業股東特別大會之通告載於本通函第N-1至第N-3頁。合和實業股東無論能否出席會議，務請於實際可行情況下將隨附之代表委任表格按表格上印備之指示儘快（惟無論如何必須最遲於會議指定舉行時間48小時前）填妥及交回。填妥及交回代表委任表格後，合和實業股東仍可親自出席該會議或其任何續會，並於會上投票。

二零零七年八月三十一日

* *僅供識別*

目錄

(iv) Interests in underlying shares of equity derivatives represented interests of options granted to HHI Directors under the share option scheme of HHI adopted on 16 July 2003 to subscribe for HHI Shares.

(v) The interests in awarded shares represented interests of awarded shares granted to HHI Directors under the HHI Employees' Share Award Scheme adopted on 25 January 2007 but not yet vested, details of which are set out below:

HHI Directors	Date of award	No. of awarded shares	Vesting date
Alan Chi Hung CHAN	25/01/2007	140,000	25/01/2008
		140,000	25/01/2009
Leo Kwok Kee LEUNG	25/01/2007	100,000	25/01/2008
		100,000	25/01/2009
Cheng Hui JIA	25/01/2007	100,000	25/01/2008
		100,000	25/01/2009

(ii) Beneficial interests and short positions in the shares of associated corporations — HHL

HHI Directors	HHL Shares				Underlying shares of equity derivatives (i.e. share option)(iii)	Awarded shares(iv)	Total interests	Total interests as approximate percentage of shares in issue as at the Latest Practicable Date
	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests(i) (interests of controlled corporation)	Other interests(ii)				
Gordon Ying Sheung WU	74,683,032	21,910,000(v)	111,250,000(vi)	30,680,000	—	—	238,523,032	26.52%
Eddie Ping Chang HO	25,023,462	1,365,538	2,050,000	—	—	—	28,439,000	3.16%
Thomas Jefferson WU	27,840,000	—	820,000	—	—	—	28,660,000	3.19%
Alan Chi Hung CHAN	585,000	—	—	—	—	—	585,000	0.07%
Lee Yick NAM	90,000	—	—	—	—	—	90,000	0.01%
Kojiro NAKAHARA	10,671	—	—	—	—	—	10,671	0.00%
Cheng Hui JIA	241,000	—	—	—	—	—	241,000	0.03%
Barry Chung Tat MOK	200,000	—	—	—	2,000,000	100,000	2,300,000	0.26%

Notes:

(i) The corporate interests were beneficially owned by a company in which the relevant HHI Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(ii) The other interests of 30,680,000 HHL Shares represented the interests held by Sir Gordon WU jointly with Lady Ivy WU.

(iii) The interests in underlying shares of equity derivatives represented interests of options granted to HHI Directors under the share option scheme of HHL adopted on 1 November 2003 to subscribe for HHL Shares, further details of which are set out below:

HHI Director	Date of grant	Exercise price HK$	Outstanding options	Exercise period
Barry Chung Tat MOK	02/09/2005	19.94	2,000,000	02/03/2006 — 01/03/2009

(iv) The interests in awarded shares represented interests of awarded shares granted to HHI Directors under the HHL Employees' Share Award Scheme adopted on 25 January 2007 but not yet vested, details of which are set out below:

HHI Directors	Date of award	No. of awarded shares	Vesting date
Barry Chung Tat MOK	25/01/2007	50,000	25/01/2008
		50,000	25/01/2009

(v) The family interests of 21,910,000 HHL Shares represented the interests of Lady Ivy WU.

(vi) The corporate interests of 111,250,000 HHL Shares held by Sir Gordon WU included the interests in 61,190,000 HHL Shares held through corporations owned by Sir Gordon WU and Lady Ivy WU as to 50% each.

(vii) Certain HHI Directors held shares in certain subsidiaries of HHL as nominees for their holding companies.

(b) As at the Latest Practicable Date, so far as was known to the HHI Directors, the interest of the HHI Shareholders in the HHI Shares and underlying shares of HHI which were notified to HHI and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO were as follows:

Name	Capacity	No. of HHI Shares (corporate interests)	Approximate percentage of shares to total issued share capital as at the Latest Practicable Date
Anber Investments Limited	Beneficial owner	2,160,000,000 (i)	72.719%
Delta Roads Limited	Interests of Controlled Corporation	2,160,000,000 (i)	72.719%
Dover Hills Investments Limited	Interests of Controlled Corporation	2,160,000,000 (i)	72.719%
Supreme Choice Investments Limited	Interests of Controlled Corporation	2,160,000,000 (i)	72.719%
HHL	Interests of Controlled Corporation and Beneficial owner (ii)	2,161,391,000 (ii)	72.766%

Notes:

(i) The 2,160,000,000 shares were held by Anber Investments Limited ("Anber"), a wholly-owned subsidiary of Delta Roads Limited ("Delta") which was wholly-owned by Dover Hills Investments Limited ("Dover"). Dover was in turn 100% owned by Supreme Choice Investments Limited ("Supreme"), a wholly-owned subsidiary of HHL. The interests of Anber, Delta, Dover, Supreme and HHL in 2,160,000,000 shares were long positions, represented the same block of shares and were deemed under the SFO to have same interests with each other.

(ii) 1,391,000 shares were held as beneficial owner and the remaining 2,160,000,000 shares were held through interests of controlled corporations referred to in Note (i).

(c) As at the Latest Practicable Date, save as disclosed above, so far as was known to any HHI Director or chief executive of HHI, no person, other than Directors and chief executives of HHI, had an interest or short position in the HHI Shares or underlying shares of HHI which would fall to be disclosed to HHI under the provisions of Divisions 2 and 3 of Part XV of the SFO.

3. DIRECTORS' INTERESTS IN CONTRACTS

(a) As at the Latest Practicable Date, none of the HHI Directors had entered, or proposed to enter into a service contract with any member of the HHI Group which is not determinable by the HHI Group within one year without payment of compensation, other than statutory compensation.

(b) Save as disclosed herein, as at the Latest Practicable Date, none of the HHI Directors had any direct or indirect interest in any assets which had been, since 30 June 2007 (being the date to which the latest published audited consolidated accounts of HHI were made up), acquired or disposed of by, or leased to HHI or any member of the HHI Group, or were proposed to be acquired or disposed of by, or leased to, any member of the HHI Group.

(c) Save as disclosed herein, as at the Latest Practicable Date, none of the HHI Directors was materially interested in any contract or arrangement subsisting at the date of this circular and which is significant in relation to the business of the HHI Group.

4. MATERIAL ADVERSE CHANGE

The HHI Directors are not aware of any material adverse changes in the financial or trading position of the HHI Group since 30 June 2007 (being the date to which the latest published audited consolidated accounts of HHI were made up).

5. EXPERT

(a) The following are the qualifications of the expert who has given opinion or advice contained in this circular:

Name	Qualifications
Somerley	A corporation licensed to carry out type 1 (dealings in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO
Savills	property valuers and business valuers

(b) (i) Neither Somerley nor Savills has any shareholding in any member of the HHI Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the HHI Group.

(ii) Neither Somerley nor Savills has any direct or indirect interest in any assets which have been since 30 June 2007 (being the date to which the latest published audited consolidated accounts of HHI were made up) acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by or leased to, any member of the HHI Group.

(iii) Each of Somerley and Savills has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter dated 31 August 2007 and the references to its name, in the form and context in which they respectively appear.

6. LITIGATION

So far as the HHI Directors are aware, neither HHI nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or arbitration of material importance was pending or threatened against HHI or any of its subsidiaries as at the Latest Practicable Date.

7. COMPETING INTEREST

As at the Latest Practicable Date, in so far as the HHI Directors are aware, none of the HHI Directors or their respective associates (as defined in the Listing Rules) had any interest in a business which competes or is likely to compete with the business of the HHI Group.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Woo, Kwan, Lee & Lo, 26th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong during normal business hours on any business day up to and including 14 September 2007:

(a) the Agreement;

(b) the letter from Somerley, the text of which is set out in this circular;

(c) the valuation report on HHI's interest in Ring Road JV prepared by Savills, the text of which is set out in appendix I to this circular; and

(d) the written consents referred to in the paragraph headed "Expert" of this appendix.

9. MISCELLANEOUS

(a) The registered office of HHI is at P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The head office and principal place of business of HHI is at Room 64-02, 64th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(b) The Company Secretary of HHI is Mr. Peter Yip Wah LEE, a solicitor of the High Court of Hong Kong.

(c) The qualified accountant of HHI is Mr. Kenneth Kwok Keung LEUNG, a CPA of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants.

(d) The translation into Chinese language of this circular is for reference only. In the event of any inconsistency, the English language text of this circular shall prevail over the Chinese language text.

The biographical details of the two Directors proposed to be re-elected at the Extraordinary General Meeting of the Company are set out as follows:

Mr. William Wing Lam WONG

Aged 50, he has a Bachelor Degree in Land Economy from Aberdeen University, United Kingdom and is a Registered Professional Surveyor. He has over 20 years of experience in property and land matters. Mr. WONG has been an Associate Director of HHL since May 2005 responsible for property sales and leasing and is currently a director of certain members of the Group. Mr. WONG has been appointed an Executive Director of HHL on 18 January 2007. Prior to joining HHL, he was a Director of Savills (Hong Kong) Limited, an international property consultants firm.

Save as disclosed above, Mr. WONG has not held any directorship in any public listed companies during the three years preceding the Latest Practicable Date. He does not have any relationship with any HHL Directors, senior management, substantial shareholders or controlling shareholders of HHL.

As at the Latest Practicable Date, Mr. WONG's interests in shares of HHL within the meaning of Part XV of the SFO are more particularly disclosed in Appendix II.

Mr. WONG has no specific term of service with HHL, but he is subject to retirement and re-election at the annual general meetings and vacation of office in accordance with the Articles of Association of HHL. His Director's fee is to be determined by shareholders at annual general meetings of HHL and his other emoluments are to be determined by the HHL Board with reference to the prevailing market practice, HHL's remuneration policy and his duties and responsibilities within the Group. For the year ended 30 June 2007, he received a Director's fee of HK$89,863.01, other Director's emoluments of HK$799,800 and the award of a total of 150,000 shares under the HHL Employees' Share Award Scheme adopted on 25 January 2007 of which 50,000 shares were vested during the year ended 30 June 2007.

Save as disclosed above, there are no other matters in relation to the election of Mr. WONG as a director of HHL that need to be brought to the attention of the HHL Shareholders and there is no information required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules.

Mr. Yuk Keung IP

Aged 55, he holds a Master of Science Degree in Accounting and Finance from Carnegie-Mellon University, Master of Science Degree in Applied Mathematics from Cornell University and Bachelor of Science Degree (Summa Cum Laude) in Applied Mathematics and Computer Science in Washington University, St. Louis. He has 29 years of banking experience in New York, San Francisco and Hong Kong, mostly with Citigroup. Mr. IP retired from Citigroup in June 2007 after holding various senior positions in wealth

management, transaction services, corporate banking, financial institutions, global relationship banking and real estate finance. Mr. IP has been appointed as an Independent Non-Executive Director and a member of the Audit Committee of HHL and HHI respectively on 13 August 2007.

Save as disclosed above, Mr. IP has not held any directorship in any listed public companies in the last three years or any positions with HHL group and HHI group. Mr. IP does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of HHL and HHI.

As at the Latest Practicable Date, Mr. IP does not have any beneficial interest or short position in shares of HHL and HHI within the meaning of Part XV of the SFO.

Mr. IP's term of service with HHL and HHI is up to 12th August, 2010 but he is subject to retirement by rotation and re-election at the annual general meetings and vacation of office in accordance with the provisions of the Articles of Association of HHL and HHI respectively. Mr. IP will receive a Director's fee from HHL and HHI which will be determined by the shareholders of HHL and HHI at their respective annual general meetings with reference to the prevailing market practice, the remuneration policies of HHL and HHI and his duties and responsibilities within HHL and HHI. The Director's fee receivable by Mr. IP since his appointment as HHL Director and HHI Director will be determined by the forthcoming annual general meeting of HHL and HHI respectively.

Save as disclosed above, there are no other matters in relation to the election of Mr. IP as a director of HHL that need to be brought to the attention of the HHL Shareholders and there is no information required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules.

HOPEWELL HOLDINGS LIMITED

合和實業有限公司

(Incorporated in Hong Kong with limited liability)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of HOPEWELL HOLDINGS LIMITED (the "Company") will be held at King Palace Chinese Restaurant, 8th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Monday, 17 September 2007 at 11:00 a.m. for the purpose of considering and, if thought fit, passing (with or without modifications) the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTION

"THAT

(a) the agreement dated 9 August 2007 (the "Agreement", a copy of which has been produced at this meeting and marked "A" and signed by the chairman of the meeting for the purpose of identification) entered into between Hopewell Guangzhou Ring Road Limited ("HHI Ring Road Co") and Guangzhou City Tongda Highway Company Limited ("Ring Road PRC Partner") in relation to the disposal of the entire interest of HHI Ring Road Co in Guangzhou E-S-W Ring Road Company Limited (the "Ring Road JV") and other rights, duties and obligations of HHI Ring Road Co in the Guangzhou East-South-West Ring Road project (the "Ring Road Project") and all transactions contemplated thereby be and are hereby approved, confirmed and ratified; and

(b) the taking of all steps and doing of all things and execution of all documents by the Company, Hopewell Highway Infrastructure Limited, HHI Ring Road Co, the Ring Road JV or their respective subsidiaries and associated companies, including but not limited to:

(i) any agreement in relation to the cancellation of and/or amendment to the Ring Road JV joint venture agreement and its articles between HHI Ring Road Co, Ring Road PRC Partner and CKI Guangzhou Ring Roads Limited;

(ii) mutual termination and release of obligations and liabilities between the joint venture partners of the Ring Road JV under agreements previously entered into between the parties in respect of or relating to the Ring Road JV and/or the Ring Road Project; and

(iii) such other documents ancillary or incidental to the implementation of the Agreement,

to implement, give effect or to complete the Agreement and the transactions contemplated thereby, and the making and giving of and agreeing to such variations, amendments, modifications, waivers or extensions of the terms of the Agreement and the transactions contemplated thereby, as the directors of the Company may consider to be necessary, desirable, appropriate or expedient, be and are hereby approved."

2. (a) "THAT Mr. William Wing Lam WONG be and is hereby re-elected as a director of the Company."

   (b) "THAT Mr. Yuk Keung IP be and is hereby re-elected as a director of the Company."

By Order of the Board
Hopewell Holdings Limited
Peter Yip Wah LEE
Company Secretary

Hong Kong, 31 August 2007

Registered Office:
64th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

Notes:

1. The ordinary resolutions to be considered at the meeting will be decided by poll. On voting by poll, each shareholder of the Company shall have one vote for each share held in the Company.

2. A member entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

3. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share, shall alone be entitled to vote in respect thereof.

4. A form of proxy for use at the meeting is enclosed with the circular to shareholders of the Company.

5. To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or

authority, must be deposited at the registered office of the Company, at 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting or adjourned meeting and in such event, the instrument appointing a proxy shall be deemed revoked.

6. The translation into Chinese language of this notice is for reference only. In case of any inconsistency, the English version shall prevail.

7. As at the date hereof, the board of directors of the Company comprises eleven Executive Directors namely, Sir Gordon Ying Sheung WU (Chairman), Mr. Eddie Ping Chang HO (Vice Chairman and Managing Director), Mr. Thomas Jefferson WU (Co-Managing Director), Mr. Josiah Chin Lai KWOK (Deputy Managing Director), Mr. Robert Van Jin NIEN, Mr. Albert Kam Yin YEUNG, Mr. David Yau-gay LUI, Mr. Andy Lee Ming CHEUNG, Mr. Eddie Wing Chuen HO Junior, Mr. Barry Chung Tat MOK and Mr. William Wing Lam WONG; three Non-Executive Directors namely, Mr. Henry Hin Moh LEE, Lady Ivy Sau Ping KWOK WU and Mr. Carmelo Ka Sze LEE and four Independent Non-Executive Directors namely, Mr. Lee Yick NAM, Ms. Linda Lai Chuen LOKE, Mr. Guy Man Guy WU and Mr. Yuk Keung IP.

於本通函內，除非文義另有所指，下列詞彙具有以下涵義：

「協議」	指	合和環穗與環城公路中方夥伴就出售事項(及將需簽妥相關文件)於二零零七年八月九日訂立之協議；
「相關文件」	指	環城公路中方夥伴、合和環穗及CKI Guangzhou Ring Roads Limited(長建環穗公路有限公司)需簽定之取消及/或修訂環城公路合營企業合作合同及章程之協議、相互終止及免除環城公路合營企業各合營方以前所簽定有關環城公路合營企業、廣州東南西環高速公路項目及/或環城公路合營企業銀行貸款之合約項下之責任及義務之文件、及/或其他為履行協議而需簽定之文件；
「完成」	指	完成根據協議之交易；
「關連人士」	指	具有上市規則賦予該詞彙之涵義；
「出售事項」	指	根據協議出售合和環穗於環城公路合營企業之所有權益及在廣州東南西環高速公路項目項下之其他權利、責任和義務；
「合和實業股東特別大會」	指	即將召開之合和實業股東特別大會，以考慮及批准(其中包括)協議；
「合和集團」	指	合和實業集團及合和公路基建集團；
「合和公路基建」	指	合和公路基建有限公司，於開曼群島註冊成立之有限公司，其股份於聯交所主板上市；
「合和公路基建董事會」	指	合和公路基建之董事會；
「合和公路基建董事」	指	合和公路基建之董事；
「合和公路基建集團」	指	合和公路基建及其附屬公司；

「合和公路基建獨立董事委員會」	指	合和公路基建董事會之獨立委員會，由合和公路基建的全部獨立非執行董事，即藍利益先生、費宗澄先生、中原紘二郎先生、嚴震銘博士及葉毓強先生組成，以考慮該等交易並就此向合和公路基建獨立股東提供意見；
「合和公路基建股東」	指	合和公路基建之股東；
「合和公路基建股份」	指	合和公路基建股本中之股份；
「合和環穗」	指	合和環穗公路有限公司，於英屬處女群島註冊成立之有限公司，為合和公路基建之全資附屬公司；
「合和實業」	指	合和實業有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市；
「合和實業集團」	指	合和實業及其附屬公司；
「合和實業董事會」	指	合和實業之董事會；
「合和實業董事」	指	合和實業之董事；
「合和實業獨立董事委員會」	指	合和實業董事會之獨立委員會，由合和實業所有獨立非執行董事，即藍利益先生、陸勵荃女士、胡文佳先生及葉毓強先生組成，以考慮該等交易並就此向合和實業獨立股東提供意見；
「合和實業股東」	指	合和實業之股東；
「合和實業股份」	指	合和實業股本中之股份；
「港幣」	指	香港法定貨幣；
「香港公認會計原則」	指	香港一般公認之會計原則；
「香港」	指	中國香港特別行政區；
「國際財務申報準則」	指	國際會計準則委員會頒佈之國際財務申報準則。國際財務申報準則包括國際會計準則及其詮譯；

「獨立董事委員會」	指	合和實業獨立董事委員會及合和公路基建獨立董事委員會；
「最後實際可行日期」	指	二零零七年八月二十七日，即本通函付印前以確定所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「北環高速公路」	指	廣州市內連接廣州東南西環高速公路東端及西端之北部通道；
「中國」	指	中華人民共和國，就本通函而言，不包括香港、澳門特別行政區及台灣；
「中國公認會計原則」	指	中國一般公認之會計原則；
「環城公路合營企業」	指	廣州東南西環高速公路有限公司；
「環城公路中方夥伴」	指	廣州市通達高速公路有限公司；
「人民幣」	指	中國法定貨幣；
「第一太平戴維斯」	指	第一太平戴維斯估值及專業顧問有限公司；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「新百利」	指	新百利有限公司，就該等交易之條款擔任(i)合和實業獨立董事委員會及合和實業獨立股東；及(ii)合和公路基建獨立董事委員會及合和公路基建獨立股東之獨立財務顧問；
「聯交所」	指	香港聯合交易所有限公司；
「該等交易」	指	協議及協議項下擬進行之交易(包括但不限於將需簽妥之相關文件)；及
「美元」	指	美國法定貨幣。

HOPEWELL HOLDINGS LIMITED
合和實業有限公司
(於香港註冊成立之有限公司)
(股份代號：54)

Hopewell Highway Infrastructure Limited
合和公路基建有限公司*
(於開曼群島註冊成立之有限公司)
(股份代號：737)

董事：
胡應湘爵士GBS, KCMG, FICE
(主席)
何炳章先生**
(副主席兼董事總經理)
胡文新先生
(聯席董事總經理)
郭展禮先生
(董事副總經理)
李憲武先生#
嚴文俊先生
胡文佳先生##
胡爵士夫人郭秀萍太平紳士#
陸勵荃女士##
楊鑑賢先生
雷有基先生
李嘉士先生#
張利民先生
何榮春先生
藍利益先生##
莫仲達先生
王永霖先生
葉毓強先生##

董事：
胡應湘爵士GBS, KCMG, FICE
(主席)
何炳章先生
(副主席)
胡文新先生
(董事總經理)
陳志鴻先生
(董事副總經理)
梁國基工程師
黃禮佳先生
賈呈會先生
費宗澄先生##
藍利益先生##
中原紘二郎先生##
嚴震銘博士##
莫仲達先生
葉毓強先生##

** *亦為胡應湘爵士及胡爵士夫人郭秀萍之候補董事*
# *非執行董事*
獨立非執行董事

註冊辦事處：
香港
皇后大道東183號
合和中心64樓

註冊辦事處：
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands

總辦事處及主要營業地點：
香港
灣仔
皇后大道東183號
合和中心64樓
64-02室

* *僅供識別*

敬啟者：

須予披露及關連交易
出售廣州東南西環高速公路有限公司之權益
及
重選合和實業退任董事

緒言

於二零零七年八月九日，合和實業與合和公路基建聯合公佈，合和環穗與環城公路中方夥伴訂立協議，據此，合和環穗同意出售而環城公路中方夥伴亦同意購買合和環穗於環城公路合營企業(經營廣州東南西環高速公路)之所有權益。出售事項(及將需簽妥相關文件)構成合和實業及合和公路基建之須予披露及關連交易，須獲得其各自獨立股東之批准。

合和實業獨立董事委員會(由藍利益先生、陸勵荃女士、胡文佳先生及葉毓強先生組成)及合和公路基建獨立董事委員會(由藍利益先生、費宗澄先生、中原紘二郎先生、嚴震銘博士及葉毓強先生組成)均已告成立，以考慮該等交易之條款。新百利已獲委任為獨立財務顧問，以就該等交易之條款是否公平合理，以及該等交易是否符合合和實業、合和公路基建及其各自股東之整體利益，向獨立董事委員會及合和實業與合和公路基建獨立股東提供意見。

本通函旨在(i)向　閣下提供有關該等交易之進一步資料；(ii)載列新百利致獨立董事委員會及合和實業與合和公路基建獨立股東之意見函件；(iii)向合和實業股東提供有關重選王永霖先生及葉毓強先生為合和實業董事之進一步資料；及(iv)向合和實業股東發出股東特別大會通告及提供上市規則規定之其他資料。

協議

日期

二零零七年八月九日

訂約方

賣方　：　合和環穗，合和公路基建之全資附屬公司。合和環穗之主要業務為投資控股。

買方　：　環城公路中方夥伴，廣州市政府成立之國有企業，其監管機關為廣州市建設委員會。環城公路中方夥伴之主要業務為發展、投資、建設、經營及管理廣州多條高速公路。

合和集團將出售之權益

合和環穗於環城公路合營企業之所有權益及其在廣州東南西環高速公路項目項下之其他權利、責任和義務，包括其所佔環城公路合營企業之註冊資本27,500,000美元之權益(佔環城公路合營企業註冊資本總額之50%)、環城公路合營企業尚欠合和環穗之股東貸款及額外投資成本，即其為項目前期費用之墊付款。

代價

代價須於完成日期以現金支付：人民幣1,712,550,000元。

根據協議所定下應付之代價乃合和環穗與環城公路中方夥伴經進行公平磋商後，及經參考(其中包括)註冊資本、股東貸款、合和公路基建集團於環城公路合營企業及廣州東南西環高速公路項目之額外投資成本之償還(在磋商代價時，該等償還以二零零七年八月三十一日為基準日計算)、及經參考合和公路基建集團提供予廣州東南西環高速公路項目各項款項之估算利息經公平磋商後決定之溢價後釐定。按合和實業集團(根據香港公認會計原則)及合和公路基建集團(根據國際財務申報準則)各自截至二零零七年六月三十日止年度之經審核綜合賬目內所載，合和實業集團及合和公路基建集團於環城公路合營企業之權益於二零零七年六月三十日之經審核賬面淨值分別約為港幣1,103,000,000元及港幣922,000,000元。

根據中國公認會計原則計算，環城公路合營企業於二零零六年十二月三十一日之經審核資產淨負債約為人民幣174,000,000元。

環城公路合營企業為中國企業，從其成立日起，其賬目即根據中國公認會計原則，折舊基準乃根據中國公認會計原則採用20年的直線法。環城公路合營企業在合

和公路基建集團賬目(從其在聯交所上市日起，即根據國際財務申報準則)內及在合和實業集團賬目(從環城公路合營企業成立日起，即根據香港公認會計原則)內分別以比例綜合賬目方式及以權益法入賬，折舊基準現乃根據實際車流量比率與剩餘期間預期之車流總量相比計算。按合和公路基建上市前的集團重組，部份有關環城公路合營企業的項目前期費用仍留在合和實業賬目內。

條件

協議須在簽訂後180天內(或雙方另行同意之日期)達成下列條件後，方可完成：

(a) 如按上市規則要求，協議及其項下擬進行之交易(包括將需簽妥相關文件)按上市規則需獲批准，則在取得所需合和實業及合和公路基建各自之股東批准；及

(b) 協議經中國有權審批機關批准(包括，但不限於，廣州對外貿易經濟合作廳)。

倘於上述期限前，尚未取得全部條件，則協議將告失效並即時終止；而協議下各訂約方之所有權利及責任均告取消及終止，但環城公路中方夥伴在協議簽定後十天內，並無申請上述第(b)段所述有關部門之審批，並取得有關批准或合和環穗並無儘力促使取得上述第(a)段所述之股東批准者除外。

於本通函之日， 上述第(b)段所述條件已獲達成。

完成協議

完成將在達成上文「條件」一段所述條件時進行。在達成條件後，合和環穗及環城公路中方夥伴將儘快處理(其中包括)以下事宜：

(a) 簽妥相關文件；

(b) 完成一切審批、申請手續，包括但不限於外匯管理部門之審批手續；及

(c) 完成因協議下所預期之交易引起之相關稅務、銀行帳戶等變更手續。

在環城公路中方夥伴或環城公路合營企業任何一方收到中國有關外匯管理局審批文件，准予將代價購匯並匯付至合和環穗之境外銀行帳戶日後七天內(如在收到上述審批後方達成協議之條件，則在達成協議之條件後七天內)，環城公路中方夥伴需將代價(在扣除合和環穗按協議應承擔稅金後)餘額匯至合和環穗指定之境外銀行帳戶。

完成後或在環城公路中方夥伴按協議條款付清全部代價後(以較後者為準)，合和集團將不再持有環城公路合營企業之任何權益，而合和環穗於廣州東南西環高速公路項目項下之所有權利及義務將全部轉讓予環城公路中方夥伴。因此，如下文「須予披露及關連交易」一段中所述，就合和實業及合和公路基建各自與聯交所訂立之上市協議第2(1)段或上市規則第14或14A章而言，其後環城公路合營企業將不再被視為合和實業及合和公路基建之附屬公司。

與環城公路中方夥伴及廣州市建設委員會並無根據上市規則第14.22條或第14A.25條而需合併計算之其他交易。

環城公路合營企業之資料

環城公路合營企業乃於中國成立之中外合作經營企業，經營廣州東南西環高速公路項目。廣州東南西環高速公路為一條全長38公里封閉式混凝土鋪設之雙向共六車道高速公路，沿廣州市區東、南及西方周邊興建，及連接北環高速公路組成環繞廣州之互通高速公路環形幹道。於本通函的最後實際可行日期，有關環城公路合營企業之若干資料載列如下：

合營企業之訂約方	：	環城公路中方夥伴 合和環穗 CKI Guangzhou Ring Roads Limited(長建環穗公路有限公司)(長江基建集團有限公司之附屬公司)
獲批投資總額	：	人民幣4,500,000,000元
註冊資本	：	55,000,000美元，由合和環穗及長建環穗公路有限公司按相同比例注資

廣州東南西環高速公路之專營期	:	自二零零二年一月一日起計三十年
環城公路合營企業於二零零七年六月三十日之銀行貸款	:	約人民幣3,100,000,000元
訂約方就分享廣州東南西環高速公路收費營運和主要及服務設施應佔之現金流量淨額(即營運收入總額扣除營運開支及税項)	:	

年期	合和環穗	環城公路中方夥伴	長建環穗公路有限公司
1-10年	45%	10%	45%
11-20年	37.5%	25%	37.5%
21-30年	32.5%	35%	32.5%

環城公路合營企業的商業基礎，並按隨後同意的環城公路合營企業的合作合同，環城公路中方夥伴無需提供註冊資本。有關訂約方以其上述應佔廣州東南西環高速公路之現金流量比例作為其所佔之股份份額。

環城公路合營企業之財務資料

下表概述，環城公路合營企業根據中國公認會計原則計算編製截至二零零五年及二零零六年十二月三十一日止兩個年度之經審核財務業績概要：

	截至二零零五年十二月三十一日止年度	截至二零零六年十二月三十一日止年度
除税及非經常項目前純利／(虧損)淨額	(人民幣3,000,000元)	人民幣22,000,000元
除税及非經常項目後純利／(虧損)淨額	(人民幣3,000,000元)	人民幣22,000,000元
經營業務現金淨額(扣除貸款費用及還款額前)	人民幣300,000,000元	人民幣357,000,000元

訂立協議之原因及裨益及出售事項之財務影響

合和實業集團主要在香港及中國其他地方從事發展、投資及經營物業、酒店及基建項目。合和公路基建集團之主要業務為在中國(尤其毗鄰香港之珠江三角洲地

區)倡議、推動、發展及經營策略性重點高速公路、隧道、橋樑及相關之基建項目。雖然環城公路合營企業享有盈利，其對合和集團之盈利貢獻相對較少；而且出售事項使合和集團可提早一次性獲得廣州東南西環高速公路項目之合理利潤。按照目前計劃，出售事項之所得款項將用作合和集團之一般營運資金及用於其他投資機會。

僅按合和集團截至二零零七年六月三十日止年度經審核綜合賬目計算，合和集團於環城公路合營企業之權益於二零零七年六月三十日之賬面值，合和實業集團及合和公路基建集團將分別就出售事項確認盈利(除税前)約港幣666,000,000元及約港幣847,000,000元，即代價與上述賬面值之差額。然而，於完成時，由於合和集團於環城公路合營企業之權益之賬面值將與上述賬面值(經參考當時數值，包括但不限於環城公路合營企業由二零零七年七月一日至完成日期間的虧損／盈利及期內的攤銷後)有差異，故於完成時按賬面值計算之實際盈利可能與根據上述計算方式得出之數額有重大差異。出售事項不會引致淨損失。由於本交易，環城公路合營企業將不再為合和公路基建的附屬公司(如下文「須予披露及關連交易」一段中所詳述)。合和公路基建將不再將環城公路合營企業之賬目包括在其綜合賬目內。合和公路基建集團及合和實業集團的管理層預期出售事項確認盈利將在資產淨值中反映為相若增加。除上述外，出售事項對合和集團的資產淨值並無重大影響。經考慮出售事項之盈利淨額及完成後，環城公路合營企業之負債不會再綜合至合和公路基建之財務報表，合和實業董事會及合和公路基建董事會預期出售事項將可改善合和集團之負債狀況。

合和實業及合和公路基建各自之董事會相信，協議之條款屬公平合理且符合合和實業及合和公路基建之股東(視乎情況而定)之整體利益。

須予披露及關連交易

由於上市規則第14.07條所界定之一項或以上適用百分比率高於5%但所有適用百分比率低於25%，故根據上市規則第14章，出售事項(包括將需簽妥相關文件)構成合和實業及合和公路基建之須予披露交易。

根據合和公路基建與聯交所訂立之上市協議第46條及合和實業於二零零三年八月七日致聯交所之函件，就當時上市規則第14章(由於上市規則之修訂於二零零四年三月三十一日生效而分為第14及第14A章)及合和實業和合和公路基建各自與聯交所訂立之有關上市協議第2(1)段而言，由合和公路基建集團共同控制之中外合作經營企業以經營收費公路項目之環城公路合營企業，被視為合和公路基建及合和實

業之附屬公司。環城公路中方夥伴現擁有環城公路合營企業之10%權益，因而就上市規則第14A章而言，被視為合和實業及合和公路基建之關連人士。因此，出售事項構成合和實業及合和公路基建之須予披露及關連交易，並須待合和實業及合和公路基建之獨立股東批准後方可作實。

合和實業及合和公路基建將各自成立獨立董事委員會，以就協議是否公平合理向其獨立股東提供意見。獨立財務顧問亦會獲委任以就此向該獨立董事委員會各自提供意見。

合和實業將於即將召開之股東大會上敦請獨立股東批准。根據上市規則第14A.43條，如上市發行人須召開該股東大會時，上市發行人並無任何股東須放棄表決權時，則可接納以持有證券面值逾50%以上，並有權出席為通過關連交易而召開之股東大會及於會上表決之股東出具獨立股東書面批准，以代替舉行該股東大會。Anber Investments Limited（即合和實業之全資附屬公司）擁有2,160,000,000股合和公路基建之股份（相等於合和公路基建之已發行股本約72.719%）已在二零零七年八月九日書面批准協議（及相關文件），且確認倘協議（及相關文件）需於股東大會上取得合和公路基建之獨立股東批准，將會表決贊成協議。Anber Investments Limited於協議中並無與其他合和公路基建股東有別之任何重大權益。就合和公路基建（經作出一切合理查詢後）所知悉，如合和公路基建須召開股東大會以批准協議（及相關文件），概無任何合和公路基建之股東須放棄投票權。因此，合和公路基建已向聯交所按上市規則第14A.43條申請豁免舉行股東大會以取得獨立股東批准協議（及相關文件）之規定。

重選合和實業退任董事

根據合和實業組織章程細則第94條，所有為填補合和實業董事會臨時空缺或出任新增董事而委任之董事均須於緊隨其獲委任後之股東大會上接受合和實業股東選舉。

王永霖先生自二零零七年一月十八日起獲委任為合和實業新增執行董事。葉毓強先生自二零零七年八月十三日起獲委任為合和實業新增獨立非執行董事。合和實業股東特別大會將為委任王永霖先生及葉毓強先生後之首次股東大會。因此，王永霖先生及葉毓強先生均將於本公司之股東特別大會上告退，惟彼等符合資格並願膺選連任。

王永霖先生及葉毓強先生之履歷詳情載於本通函附錄四。

合和實業股東特別大會

合和實業謹訂於二零零七年九月十七日(星期一)上午十一時正假座香港皇后大道東183號合和中心8樓皇廷大酒樓舉行股東特別大會，屆時將提呈並考慮通過有關(i)批准該等交易及(ii)重選王永霖先生及葉毓強先生為合和實業董事之普通決議案，召開大會之通告載於本通函第N-1至第N-3頁。普通決議案將以投票方式進行表決。

隨函奉附合和實業股東特別大會適用之代表委任表格。合和實業股東無論能否親身出席合和實業股東特別大會，務請將隨附之代表委任表格按表格上印備之指示儘快(惟無論如何必須最遲於合和實業股東特別大會或其任何續會指定舉行時間48小時前)填妥並交回合和實業註冊辦事處，地址為香港皇后大道東183號合和中心64樓。填妥及交回代表委任表格後，合和實業股東仍可親身出席合和實業股東特別大會或其任何續會(視乎情況而定)，並於會上投票。

經作出一切合理查詢後，合和實業董事會確認，概無任何合和實業股東須就將於合和實業股東特別大會上提呈之有關該等交易之普通決議案放棄投票。

要求進行投票表決之程序

於合和實業股東大會上

根據合和實業組織章程細則第74條規定，提呈股東大會表決之所有決議案均以舉手方式表決，除非上市規則或任何其他適用法律、規則或法規不時要求進行投票表決，或除非(在宣佈以舉手投票方式表決之結果時或之前或在撤回任何其他以投票方式表決之要求時)下列人士提出要求以投票方式表決議案：

(a) 大會主席；或

(b) 最少三名親自出席或由代表出席並有投票權之股東；或

(c) 任何一名或多名親自出席或由代表出席之股東，彼等須持有合共不少於有權於大會投票之股東總投票權之十分一；或

(d) 任何一名或多名親自出席或由代表出席之股東，彼等持有賦予於會議上投票權利之合和實業股份，而該等股份已繳總額相等不少於賦予該權利之所有股份已繳總額之十分一。

於合和公路基建股東大會上

根據合和公路基建組織章程細則第76條規定，提呈股東大會表決之所有決議案均以舉手方式表決，除非上市規則或任何其他適用法律、規則或法規不時要求進行投票表決，或除非(在宣佈以舉手投票方式表決之結果時或之前或在撤回任何其他以投票方式表決之要求時)有以投票方式表決議案的要求。下列人士可提出要求：

(a) 大會主席；或

(b) 最少五名親自出席或由代表出席並有投票權之股東(如屬公司，則為獲正式授權代表)；或

(c) 任何一名或多名親自出席或由代表出席之股東(如屬公司，則為獲正式授權代表)，彼等須持有合共不少於有權出席並於大會投票之股東總投票權之十分一；或

(d) 任何一名或多名親自出席或由代表出席之股東(如屬公司，則為獲正式授權代表)，彼等持有賦予出席會議並於會議上投票權利之股份，而該等股份已繳總額相等不少於賦予該權利之所有股份已繳總額之十分一。

務請注意，合和公路基建已向聯交所提交申請，以豁免其遵守召開股東大會以尋求獨立股東批准該等交易之規定。

獨立董事委員會之推薦意見

務請　閣下留意(i)本通函第15頁所載合和實業獨立董事委員會函件，當中載有合和實業獨立董事委員會就該等交易向合和實業獨立股東提供之推薦意見；(ii)本通函第17頁所載合和公路基建獨立董事委員會函件，當中載有合和公路基建獨立董事委員會就該等交易向合和公路基建獨立股東提供之推薦意見；及(iii)本通函第19頁至第27頁所載新百利函件，當中載有新百利就該等交易向獨立董事委員會及合和實業與合和公路基建獨立股東提供之推薦意見及新百利於達致其推薦意見時考慮之主要因素。

於考慮新百利之意見，尤其是新百利意見函件所載之主要因素後，合和實業獨立董事委員會認為該等交易之條款屬公平合理，且符合合和實業及合和實業股東之

整體利益。因此，合和實業獨立董事委員會建議合和實業獨立股東就將於合和實業股東特別大會上提呈有關該等交易之普通決議案投以贊成票。

於考慮新百利之意見，尤其是新百利意見函件所載之主要因素後，合和公路基建獨立董事委員會認為該等交易之條款屬公平合理，且符合合和公路基建及合和公路基建股東之整體利益。

其他資料

務請　閣下留意獨立董事委員會函件、獨立財務顧問新百利致獨立董事委員會及合和實業與合和公路基建獨立股東之函件，以及本通函附錄所載之其他資料。

此致

合和實業股東及合和公路基建股東　台照

承合和實業董事會命
主席
胡應湘爵士 GBS, KCMG, FICE
謹啟

承合和公路基建董事會命
主席
胡應湘爵士 GBS, KCMG, FICE
謹啟

二零零七年八月三十一日

HOPEWELL HOLDINGS LIMITED

合和實業有限公司

(於香港註冊成立之有限公司)

敬啟者：

須予披露及關連交易

出售廣州東南西環高速公路有限公司之權益

吾等茲提述合和實業與合和公路基建於二零零七年八月三十一日聯合刊發之通函(「通函」)，本函件為其中一部份。除文義另有所指外，通函所界定詞彙與本函件所用者具備相同涵義。

吾等已獲合和實業董事會委任為合和實業獨立董事委員會，據吾等之意見，以就該等交易之條款對合和實業獨立股東而言是否公平及合理向　閣下提供建議。

新百利已獲合和實業委任為獨立財務顧問，以就該等交易之條款向吾等提供意見。新百利意見之詳情，以及其達致該意見所考慮之主要因素，均載列於本通函第19至第27頁所載之新百利函件內。

務請　閣下留意載列於本通函第4至第14頁之合和實業董事會與合和公路基建董事會之聯合函件及載列於附錄之其他資料。

經考慮該等交易之條款及新百利提供之意見後，吾等認為該等交易之條款符合合和實業及其股東之整體利益，且就合和實業獨立股東而言屬公平及合理。因此，吾等建議合和實業獨立股東就將於合和實業股東特別大會上提呈有關批准該等交易之普通決議案投以贊成票。

此致

列位獨立股東 台照

合和實業獨立董事委員會
合和實業獨立非執行董事
藍利益
陸勵荃
胡文佳
葉毓強
謹啟

二零零七年八月三十一日

Hopewell Highway Infrastructure Limited

合和公路基建有限公司*

(於開曼群島註冊成立之有限公司)

敬啟者：

須予披露及關連交易
出售廣州東南西環高速公路有限公司之權益

吾等茲提述合和實業與合和公路基建於二零零七年八月三十一日聯合刊發之通函(「通函」)，本函件為其中一部份。除文義另有所指外，通函所界定詞彙與本函件所用者具備相同涵義。

吾等已獲合和公路基建董事會委任為合和公路基建獨立董事委員會，據吾等之意見，以就該等交易之條款對合和公路基建獨立股東而言是否公平及合理向　閣下提供建議。

新百利已獲合和公路基建委任為獨立財務顧問，以就該等交易之條款向吾等提供意見。新百利意見之詳情，以及其達致該意見所考慮之主要因素，均載列於本通函第19至第27頁所載之新百利函件內。

務請　閣下留意載列於本通函第4至第14頁之合和實業董事會與合和公路基建董事會之聯合函件及載列於附錄之其他資料。

* *僅供識別*

經考慮該等交易之條款及新百利提供之意見後，吾等認為該等交易之條款符合合和公路基建及其股東之整體利益，且就合和公路基建獨立股東而言屬公平及合理。

此致

列位獨立股東 台照

合和公路基建獨立董事委員會
合和公路基建獨立非執行董事
藍利益
費宗澄
中原紘二郎
嚴震銘
葉毓強
謹啟

二零零七年八月三十一日

以下為新百利向合和實業獨立董事委員會、合和公路基建獨立董事委員會及各自之獨立股東發出之意見函件，乃供載入本通函而編製。

新百利有限公司
香港中環
遮打道3A號
香港會所大廈10樓

敬啟者：

須予披露及關連交易
出售廣州東南西環高速公路有限公司之權益

緒言

吾等茲提述吾等獲委任就該等交易之條款向(i)合和實業獨立董事委員會及合和實業之獨立股東(「合和實業獨立股東」)；及(ii)合和公路基建獨立董事委員會及合和公路基建之獨立股東(「合和公路基建獨立股東」)提供意見。該等交易之詳情載於通函(「通函」)所載合和實業董事會及合和公路基建董事會於二零零七年八月三十一日向合和實業股東及合和公路基建股東發出之聯合函件，而本函件屬於通函之一部份。除非本函件另有界定，否則本函件所用之詞彙與通函所界定者具備相同涵義。

於二零零七年八月九日，合和環穗(合和公路基建之全資附屬公司)與環城公路中方夥伴訂立協議，據此，合和環穗已有條件同意向環城公路中方夥伴出售其於環城公路合營企業之所有權益及其在廣州東南西環高速公路項目項下之其他權利、責任和義務，包括其所佔環城公路合營企業之註冊資本27,500,000美元之權益(佔環城

公路合營企業註冊資本總額之50%)、環城公路合營企業尚欠合和環穗之股東貸款及額外投資成本，即其為項目前期費用之墊付款，代價為人民幣1,712,550,000元(「代價」)。

根據合和公路基建與聯交所訂立之上市協議第46條及合和實業於二零零三年八月七日致聯交所之函件，就當時上市規則第14章(由於上市規則之修訂於二零零四年三月三十一日生效而分為第14及第14A章)及合和實業和合和公路基建各自與聯交所訂立之有關協議第2(1)段而言，由合和公路基建集團、CKI Guangzhou Ring Roads Limited(長建環穗公路有限公司)及環城公路中方夥伴共同控制之中外合作經營企業－環城公路合營企業，被視為合和公路基建及合和實業之附屬公司。環城公路中方夥伴現擁有環城公路合營企業之10%權益，因而就上市規則第14A章而言，被視為合和公路基建及合和實業之關連人士。與環城公路中方夥伴就出售事項訂立協議構成合和實業及合和公路基建之關連交易，根據上市規則，須分別待合和實業獨立股東及合和公路基建獨立股東批准後方可作實。協議項下擬進行之交易亦構成合和實業及合和公路基建之須予披露交易。

由全部四名獨立非執行董事(分別為藍利益先生、陸勵荃女士、胡文佳先生及葉毓強先生)組成之合和實業獨立董事委員會及合部五名獨立非執行董事(分別為藍利益先生、費宗澄先生、中原紘二郎先生、嚴震銘博士及葉毓強先生)組成之合和公路基建獨立董事委員會已經考慮該等交易之條款並分別向合和實業獨立股東及合和公路基建獨立股東提供意見。合和實業獨立董事委員會亦已向合和實業獨立股東提出投票推薦。上述意見分別刊載於合和實業獨立董事委員會函件及合和公路基建獨立董事委員會函件。

合和實業將在二零零七年九月十七日星期一舉行的股東大會上提呈獨立股東批准。在作出一切合理查詢後，合和公路基建董事會確認，如合和公路基建須召開股東大會以批准協議(及相關文件)，概無任何合和公路基建之股東須放棄投票權。Anber Investments Limited 於最後實際可行日期擁有2,160,000,000股合和公路基建之股份(相等於合和公路基建之全部已發行股本約72.719%)，已書面確認倘協議(及相關文件)需取得合和公路基建之獨立股東批准，將會表決贊成出售事項。因此，合和公路基建已申請豁免舉行股東大會以取得合和公路基建獨立股東批准協議(及相關文件)之規定。

於達致吾等就該等交易之意見時，吾等已依賴合和實業董事及合和公路基建董事及其各自管理層所提供之資料及事實以及彼等發表之意見，並已假設合和實業董

事及合和公路基建董事及其各自管理層向吾等作出或於通函作出或提述之所有聲明及陳述於作出時以及於通函刊發日期屬真實準確，並且直至合和實業股東特別大會召開之日仍屬真實。

吾等已徵求及獲得合和實業董事及合和公路基建董事確認，彼等已向吾等提供所有重要相關資料，所提供之資料及所發表之意見並無遺漏任何重要事實。吾等已依賴該等資料並相信吾等已獲得並已審核足夠資料以達致知情觀點，並證明吾等依賴通函所載資料之準確性為適當的。吾等並無理由懷疑任何重要資料被隱瞞，及懷疑所提供資料之真實性與準確性。然而，吾等並未對合和實業、合和公路基建或彼等之附屬公司或環城公路合營企業之事務作獨立調查。

出售事項

於達致吾等之意見時，吾等已考慮以下主要因素及原因：

1. 進行出售事項之背景及原因

(a) *合和集團及環城公路合營企業之資料*

合和實業集團主要在香港及中國從事發展、投資及經營物業、酒店及基建項目。合和公路基建於二零零三年八月從合和實業中分拆出來於聯交所獨立上市。合和公路基建集團之主要業務為在華南廣東省，尤其是珠江三角洲地區倡議、推動、發展及經營策略性重點公路、隧道、橋樑及相關之基建項目。合和公路基建集團目前於三個主要收費高速公路項目，即廣州-深圳高速公路、廣州東南西環高速公路及珠江三角洲西岸幹道廣州至順德段（「西線I期」）中擁有權益。與西線I期相連之珠江三角洲西岸幹道第II期（即順德至中山段）於二零零五年十二月開始建設而計劃在二零零九年年終時完成。珠江三角洲西岸幹道第III期（即中山至珠海段）正在進行籌備工作。

(i) *環城公路合營企業之歷史及業務*

環城公路合營企業乃根據環城公路合營企業合作合同（「合作合同」）於一九九二年十二月於中國成立。該合同已修訂以反映隨後之發展，包括於一九九七年十月引入另一個外方夥伴CKI Guangzhou Ring Roads Limited（長建環穗公路有限公司）。環城公路合營企業之投資總額為人民幣4,500,000,000元，而註冊資本為55,000,000美元，由合和環穗及長建環穗公路有限公司按相同比例注資。環城公路合營企業的商

業基礎，並按隨後同意的環城公路合營企業合作合同，環城公路中方夥伴無需提供註冊資本。環城公路合營企業主要從事投資、規劃、設計、建造及經營廣州東南西環高速公路及其沿線配套設施，廣州東南西環高速公路之專營期自二零零二年一月一日起計三十年。

按合作合同，訂約方有權按以下基準分享廣州東南西環高速公路收費營運和主要及服務設施應佔之營運收入總額扣除營運開支及税項：

年期	合和環穗	環城公路中方夥伴	長建環穗公路有限公司
1-10年	45%	10%	45%
11-20年	37.5%	25%	37.5%
21-30年	32.5%	35%	32.5%

廣州東南西環高速公路為一條全長38公路封閉式混凝土鋪設之雙向共六車道高速公路，沿廣州市區東、南及西方周邊興建，及連接北環高速公路組成環繞廣州之互通高速公路環形幹道。廣州東南西環高速公路之地圖如下：


廣州
佛山
黃村
高明
順德
廣州南二環高速

廣州東南西環高速公路構成廣州環城高速公路之主要部份，
市提供了一條快捷之高速公路，並成為廣州通往連接廣州之若干主
務之其他目的地之高流量過境交通之重要通道。廣州東南西環高速么
分別於廣氮及沙貝連接北環高速公路，組成廣州環城高速公路。此外
環高速公路通過廣州市區中心部份之中長途往來提供交通選擇，為緩解
重交通網絡以外之交通起到重要作用。

(ii) *環城公路合營企業之財務資料*

下表概述，環城公路合營企業根據中國公認會計原則計算編製截至二零零五
及二零零六年十二月三十一日止兩個年度之經審核財務業績概要：

	截至二零零五年十二月三十一日止年度 *(經審核)*	截至二零零六年十二月三十一日止年度 *(經審核)*
除税及非經常項目後純利／(虧損)淨額	(人民幣3,000,000元)	人民幣22,000,000元
經營業務現金淨額(扣除貸款費用及還款額前)	人民幣300,000,000元	人民幣357,000,000元

廣州東南西環高速公路於二零零六年產生之經營業務現金流入淨額(扣除貸款費用及還款額前)約為人民幣357,000,000元，與二零零五年之約人民幣300,000,000元相比增加約19%。根據中國公認會計原則，收費高速公路於二十年內以直線法基準進行折舊。環城公路合營企業於截至二零零五年及二零零六年十二月三十一日止兩個年度之入賬為銷售成本之折舊開支約為人民幣228,300,000元；因此二零零五年之虧損淨額約為人民幣3,000,000元，而二零零六年則扭轉為純利約人民幣22,000,000元。環城公路合營企業於二零零六年之財務表現獲改善乃主要由於(按環城公路合營企業的內部紀錄)日均車流量由二零零五年每日73,850車次增加12.1%至二零零六年每日82,813車次。

於二零零六年十二月三十一日，環城公路合營企業錄得總資產約人民幣3,206,700,000元，其中主要包括廣州東南西環高速公路基建約人民幣2,966,200,000元之賬面淨值，佔環城公路合營企業總資產約92.5%。環城公路合營企業亦錄得總負債約人民幣3,381,000,000元，主要包括股東貸款及銀行貸款分別約為人民幣

,901,800,000元及人民幣1,306,800,000元。環城公路合營企業於二零零五年及二零零六年十二月三十一日之經審核淨負債分別約為人民幣196,600,000元及人民幣174,300,000元。

(iii) *環城公路合營企業面臨之挑戰*

廣州年均地區生產總值由二零零二年至二零零六年增長了18.46%，促進廣州東南西環高速公路每日車流量每年平均上升23.4%，由二零零二年（廣州東南西環高速公路正式通車之年）之日均36,120車次升至二零零六年日均82,813車次。

吾等獲交通顧問告知，廣州東南西環高速公路之車流量受到廣州地區新路開始運作包括(i)與其東南環路段平行，並於二零零六年五月通車之當地免費科韻路及(ii)與其西南環路段平行，並於二零零六年十一月通車之免費當地佛山一環路）之影響。

(b) ***進行出售事項之原因***

雖然環城公路合營企業享有盈利，但其對　貴集團之盈利貢獻相對較少。截至二零零七年六月三十日止年度，廣州東南西環高速公路之路費收入約佔合和公路基建集團總路費收入9%。出售事項使合和集團可在相對較早時期一次性實現一筆合理利潤。目前計劃出售事項之所得款項將用作合和集團之一般營運資金及用於其他投資機會。

2. **代價及估值基準**

(a) ***代價***

代價須於完成日期以現金支付。代價乃合和環穗與環城公路中方夥伴經進行公平磋商後，及經參考（其中包括）註冊資本、股東貸款、合和公路基建集團於環城公路合營企業之額外投資成本之償還（在磋商代價時，該等償還以二零零七年八月三十一日為基準日計算）、及經參考合和公路基建集團就廣州東南西環高速公路項目各項不同種類及數目之款項之估算利息經公平磋商後決定之溢價後釐定。

於二零零七年六月三十日，按合和實業集團（根據香港公認會計原則）及合和公路基建集團（根據國際財務申報準則）各自截至二零零七年六月三十日止財政年度之經審核綜合賬目內所載，合和實業集團及合和公路基建集團於環城公路合營企業之權益之經審核賬面淨值分別約為港幣1,103,000,000元及港幣922,000,000元。

'上假
維斯
、路
图

2專業估值

獨立專業估值師第一太平戴維斯評估合和公路基建於環城營權益(包括45%之股東權益、股東貸款及額外投資成本)·零七年六月三十日之市值並編製估值報告，有關詳情載於本太平戴維斯已評估合營權益於二零零七年六月三十日之市值(人)0元)低於人民幣1,712,600,000元之代價。於評估代價之公平與合理」審閱第一太平戴維斯編製估值所使用之方法及所依據之基準和假設。

1方法

吾等獲第一太平戴維斯告知，市場上存在數種可用於此類項目之傳統資金投資估值法，即市場法、成本法及現金流量貼現分析。於釐定合營權益於二零零七年六月三十日之市值時，第一太平戴維斯採用了現金流量貼現法。該方法基於對營運期間內收入及成本之一系列預測，計算一項目預期將帶來之淨現金流量之現值，藉以釐定該項目之價值。合和公路基建於環城公路合營企業之預測未來現金流量淨額乃參考適用於市場可資比較者之風險溢價，根據完善之資本資產定價模型按每年約13%之貼現率計算。

吾等與第一太平戴維斯意見一致，贊成現金流量貼現法適用於評估環城公路合營企業。鑑於(i)現金流量貼現法能夠順應合和公路基建未來可取得之環城公路合營企業之溢利之變動；及(ii)儘管不同地區之基建項目成本可能相若，有關項目所能產生之經濟利益可因各種當地經濟因素(例如地區生產總值增長及車流量)而出現顯著差異，因此，吾等認為第一太平戴維斯於評估環城公路合營企業時所採用之估值方法為可行及適當。

(d) *估值之基準及假設*

吾等獲第一太平戴維斯告知，其於評估合營權益時已計及影響廣州東南西環高速公路經營之相關及重大因素，包括柏誠(亞洲)有限公司於二零零七年八月十六日之交通報告及合和公路基建提供之經營成本及維護開支之預測及其他相關文件及資料。吾等已審閱並與第一太平戴維斯商議對廣州東南西環高速公路之路費收入、經營成本及維護開支所進行之預測。

合和實業股東及合和公路基建股東必須注意，收入及溢利之預測乃基於設作出，不可能完全準確。根據吾等之審閱及與合和集團管理層和第一太平之討論，吾等認為假設乃經小心謹慎作出，且有關估值為合和實業董事及合和基建董事提供了評估代價之公平與合理性之有效基準，而吾等並未覺察任何重素致使吾等質疑達致估值所採用主要基準及假設之公平與合理性。

3. 出售事項對合和集團之財務影響

(i) *盈利及現金流量*

環城公路合營企業之權益在合和公路基建賬目內以比例綜合賬目方式入賬，而在合和實業賬目內則以權益會計法入賬。於完成後，合和集團不再持有環城公路合營企業之任何權益，並不得分享環城公路合營企業之任何未來盈利或現金流量。於收取非經常性之除税後之代價後，合和集團將產生即時現金流入。

(ii) *出售事項之盈利及對資產淨值之影響*

按合和集團於二零零七年六月三十日經審核綜合賬目內合和集團於環城公路合營企業之權益於二零零七年六月三十日之賬面值，合和實業集團及合和公路基建集團將分別就出售事項確認盈利(除税前)約港幣666,000,000元及約港幣847,000,000元，即代價與各自之賬面值之差額。然而，於完成時，由於合和集團投資於環城公路合營企業之賬面值將與上述賬面值(經參考當時數值，包括但不限於環城公路合營企業由二零零七年七月一日至完成日期間的虧損／盈利及期內的攤銷後)有差異，故於完成時按賬面值計算之實際盈利可能與根據上述計算方式得出之數額有差異。合和公路基建集團及合和實業集團的管理層預期出售事項確認盈利將在資產淨值中反映為相若增加。除上述外，出售事項對合和集團的資產淨值並無重大影響。經考慮出售事項之盈利淨額及完成後，環城公路合營企業之負債不會再綜合至合和公路基建之財務報表，合和實業董事會及合和公路基建董事會預期出售事項將可改善合和集團之負債狀況。

討論與分析

廣州東南西環高速公路為一條全長38公里之現代高速公路，沿廣州市區東、南及西方周邊興建。該公路之專營期由二零零二年一月一日起計為期三十年。該公路之營運令人滿意，惟近期受到與其東南環路段及西南環路段平行之免費公路競爭加劇所影響，故2006年僅有人民幣22,000,000元之微利。合和公路基建現時持有其控

股公司－環城公路合營企業(按上述應佔現金流量淨額之權利)之45%權益；但如上文「緒言」一段所述，環城公路合營企業被視為合和實業及合和公路基建之附屬公司。儘管對吾等而言，協議在所有其他方面乃屬完全經進行公平磋商後決定，但由於買方(為廣州市之一個單位)為擁有環城公路合營企業10%權益之股東，故協議被視為合和公路基建及合和實業之一項關連交易。

代價將於完成時以現金悉數支付，代表合和公路基建於環城公路之權益之全部成本(未計任何折舊開支)，其中包括視作融資成本。代價與第一太平戴維斯對合營權益之專業估值人民幣1,629,000,000元比較，此估值少於合和公路基建將收取之人民幣1,712,550,000元代價。

僅按合和集團截至二零零七年六月三十日止財政年度經審核綜合賬目計算，合和集團於環城公路合營企業之權益於二零零七年六月三十日之賬面值，合和實業集團及合和公路基建集團將於完成時分別就出售事項確認盈利(除稅前)約港幣666,000,000元及約港幣847,000,000元。該盈利乃根據通函內合和實業董事會與合和公路基建董事會之聯合函件所載基準計算，並須作出多項調整。然而，吾等認為合和實業集團及合和公路基建集團均可能實現合理盈利。

推薦意見

經考慮上述主要因素及原因後，吾等認為該等交易之條款就合和實業獨立股東及合和公路基建獨立股東而言乃屬公平合理，且該等交易符合合和實業及合和公路基建以及彼等各自股東之整體利益。因此，吾等建議合和實業獨立董事委員會建議合和實業獨立股東投票贊成將於合和實業股東特別大會上提呈之普通決議案，以批准協議。

此致

合和實業獨立董事委員會及合和實業列位獨立股東

合和公路基建獨立董事委員會及合和公路基建列位獨立股東

台照

代表
新百利有限公司
主席
邵斌

二零零七年八月三十一日

(本函件之中文翻譯本只供參考，如有歧異，概以英文本為準。)

以下為獨立估值師第一太平戴維斯就其於二零零七年六月三十日對合和公路基建於環城公路合營企業權益之估值而編製之函件全文及估值概要，乃供載入本通函。

savills
第一太平戴維斯

電話：(852) 2801 6100
傳真：(852) 2530 0756

香港中環
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地產代理牌照號碼：C-023750
savills.com

敬啟者：

合和公路基建有限公司
於廣州東南西環高速公路有限公司
之合營企業權益之估值

吾等遵照　閣下之指示，已代表合和實業有限公司(「合和實業」)及合和公路基建有限公司(「合和公路基建」，合稱「合和」)就合和公路基建於廣州東南西環高速公路有限公司(「該合營公司」)之全部權益(包括股東權益、股東貸款及額外投資成本)(「合營企業權益」)於二零零七年六月三十日(「估值日」)之市值(按下文定義)進行估值。

該合營公司乃成立以負責興建、經營及管理行走沿廣州市區東、南及西方周邊之一條高速公路(「東南西環高速公路」)。該公路之專營期由二零零二年一月一日起計三十年。合和公路基建在經營首十年可分享東南西環高速公路之現金流量淨額(即營運收入總額扣除營運開支及稅項)的45%，其後十年合和公路基建可分享東南西環高速公路之現金流量淨額減至37.5%，而在該合營公司的專營期之餘下經營年

引則減至32.5%。東南西環高速公路於二零零零年六月開始收費，並於二零零二年一月正式通車。於專營期結束時，該合營公司的所有固定資產將無償移交予中方合營企業夥伴－廣州市通達高速公路有限公司(「中方合營企業夥伴」)。按該合營公司的合作合同所述，合營企業夥伴(除中方合營企業夥伴外)可享有償還註冊資本，但償還註冊資本並無特定還款期及亦須遵照適用中國規則及規例。

本估值旨在對該合營公司的合營企業權益於估值日之市值(按下文定義)發表獨立意見，以用作銷售及收購用途。

吾等之估值乃吾等對「市值」的意見，「市值」定義為「自願買方和自願賣方在適當市場推廣後，經公平磋商，在知情、審慎及非強迫的情況下於估值日進行資產交易的估計金額」。

估值方法及基準

已運用之估值程序包括審查所評估資產的實質及經濟狀況、審閱所評估資產的經營者或營運者所作之主要假設、估計及陳述。所有吾等認為對適當瞭解估值的重要的事項已載入此估值報告內。

於達致吾等之評估價值時，吾等已考慮三個公認之方法，包括市場法、成本法及收入法。於是次估值中，由於並無足夠可供比較之交易以達致估值意見的可靠基礎，故市場法並不適用。由於成本法忽略業務所有權之經濟利益，故亦不適用。因此，吾等只依據收入法達致吾等之估值意見。

吾等應用稱為現金流量貼現法之收入法方式以評估於該合營公司之合營企業權益之市值。根據上述方法，吾等已折現該合營公司之預測現金流量，以表明根據柏誠(亞洲)有限公司(「PBA」)於二零零七年八月十六日之車流量報告、由合和公路基建提供之經營及維修開支預測、其他有關文件及資料來計算之現值。

PBA之審查結果包括兩個未來預測方案：「樂觀」及「保守」方案。不同的方案對整個評估期間之經濟增長作出不同的假設。吾等採用「樂觀」及「保守」方案下之平均數字，以對所評估收費公路之公路收入作出預測。

就吾等之估值而言，吾等有參考業務之可用資料及現時營運狀況，並考慮主要包括以下各項的相關因素以得出該合營公司之未來現金流量：

- 該合營公司之市場及業務風險；
- 該業務之整體經濟前景及特定投資環境；
- 該合營公司之性質及現時財務狀況；
- 該合營公司之過往表現；
- 相似業務之市場預期以及要求之回報率；及
- 本報告「特定假設」及「一般假設」所載之假設。

評估該合營公司之適用貼現率時，吾等採用「資本資產定價模型」。根據資本資產定價模型，合適之預期回報率乃無風險回報與補償投資者所承擔市場風險所需之資本風險溢價之總和。此外，該合營公司之預期回報率預期受獨立於整體市場之其他固定特定風險因素所影響。貼現率約每年13%乃根據無風險利率(香港外滙基金債券利率)、市場回報、及該合營公司之估計貝他系數及固定特定風險因素而釐定。

於合和公路基建向中方合營企業夥伴出售合營企業權益時，代價乃包括註冊資本、股東貸款及額外投資成本(即其為項目前期費用之墊付款)之償還。因此，吾等的估價亦包括額外投資成本之償還。

吾等已按照每年12%至14%之貼現率範圍及根據不同未來預測方案編製敏感分析。該合營公司之敏感結果在約人民幣1,401,000,000元與人民幣1,908,000,000元之間。

方案	**貼現率／結果** *(人民幣百萬元)*		
	12%	13%	14%
樂觀	1,908	1,757	1,627
平均	1,763	1,629	1,514
保守	1,618	1,501	1,401

吾等已獲提供有關該合營公司之相關文件及財務資料副本之摘要。吾等乃依賴上述資料而得出吾等之市值意見。然而，吾等並無查閱該等文件之正本以核實可能未載於交予吾等之副本上之任何修訂。吾等並無理由懷疑上述對估值有重大影響的資料之真實性及準確性。吾等亦獲合和知會，所提供之資料並無遺漏任何重大事實。吾等亦作出有關查詢及獲得進行本估值所需之其他資料。

儘管吾等於估值時已運用吾等之專業知識，並審慎採用該等假設及其他有關之關鍵因素，該等因素及假設仍易受業務變動、經濟環境、競爭之不確定因素及或外在因素之任何突發變動所影響。

吾等已進行實地考察，發現該等資產及工程之狀況可用作所須用途。吾等並無進行結構測量或實地量度。吾等無法呈報該等資產是否確無腐朽、蟲蛀或任何其他結構瑕疵。

特定假設

在估值過程中，吾等作出下列特定假設及知會備忘。吾等根據下列各項得出該合營公司之合和公路基建所有合營企業權益之市值。

- 吾等假設未來營運開支與合和所提供之資本開支、營運及維護費用預測一致；
- 吾等假設憑藉該合營公司管理層之努力，將可實現預期之業務；
- 吾等假設合和向吾等提供之財務及營運資料乃屬準確，且吾等在一定程度上依賴該等資料以達致吾等之估值意見；及
- 吾等假設所評估資產並無任何隱藏或意外的情況而可能對所報告之價值構成不利影響。

一般假設

儘管吾等於估值時已將可預見之轉變納入考慮因素之列，但於編製本報告之評估數字時亦作出多項假設。該等假設如下：

- 於該業務營運之國家或地區，現時之政治、法律、財政或經濟狀況均將不會有重大改變；
- 於該合營公司經營業務之地區之現行稅務法律將不會有重大改變、須繳付之稅率維持不變，且將會遵守所有適用法律及法規；
- 通貨膨脹率、利率及貨幣兌換率與現行者比較將不會有重大改變；
- 該合營公司將保留主要管理層及技術人員以繼續經營業務；
- 將不會出現影響現有業務之國際危機、工業糾紛、工業意外或惡劣天氣而引致主要業務停頓；
- 該合營公司將不會因針對業務或客戶之索償及訴訟而對價值構成重大影響；
- 該合營公司並不受任何法定通告影響，其業務運作於現時或將來不會違反任何法律規定；
- 該業務將不會受到任何不尋常或嚴苛之限制或阻礙；及
- 該合營公司之潛在壞賬（如有）對其業務經營將不會有重大影響。

限制條件

吾等在很大程度上依賴合和提供之財務資料及其他相關資料。吾等並非負責對所評估之業務之合法性提出意見。

按照吾等之標準實務常規，吾等必須聲明本報告及估值只供收取本報告之人士使用，吾等毋須就報告之全部或部份內容向任何第三方負責。

管理層確認事實

本報告及吾等之計算之草稿已送交合和管理層。彼等已審閱且向吾等口頭確認本報告所載之事項及計算上於所有重大方面均屬準確，且彼等並不知悉有遺漏與吾等委聘事宜相關之任何重大事項。

備註

除另有指明外，所有金額以人民幣計值。

吾等茲此確認，吾等並無於合和實業、合和公路基建及其各自控股公司、附屬公司及聯營公司、該合營公司及其附屬公司或本文申報之價值中擁有現時或潛在權益。

估值之結論乃按照公認之估值程序及慣例進行，當中依賴多項假設及考慮不確定因素，而該等假設及因素並非全部均可輕易量化或確定。此外，儘管吾等認為該等假設及其他相關因素乃屬合理，惟該等假設及因素本身在業務、經濟及競爭方面仍存在重大不確定因素及或然因素而該等不確定因素及或然因素並非合和、該合營公司及吾等所能控制。

此報告之中文翻譯本只供參考，如有差異，概以英文本為準。

價值之意見

基於上述所載之調查及分析以及應用之方法，吾等認為於二零零七年六月三十日，合和公路基建於該合營公司之合營企業權益之市值之金額可合理定為人民幣1,629,000,000元（人民幣十六億二千九百萬元正）。

此致

合和實業有限公司
合和公路基建有限公司
台照

代表
第一太平戴維斯估值及專業顧問有限公司

董事總經理	*助理董事*
陳超國	**盧基信**
MSc FRICS FHKIS MCIArb RPS (GP)	BBA CFA CPA
	謹啟

二零零七年八月三十一日

附註： 陳超國先生為特許產業測量師，MSc、FRICS、FHKIS、MCIArb、RPS(GP)，為合格估值師並於評估香港物業價值方面累積約22年經驗及於評估香港及中國之基建項目的價值方面亦有廣泛經驗。

盧基信先生為特許財經分析師及註冊會計師，協助陳超國先生評估香港及中國之基建項目的價值。

1. 責任聲明

本通函之資料乃遵照上市規則而刊載，旨在提供有關合和實業集團之資料。各合和實業董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就其所知及所信，本通函並無遺漏任何事實，足以導致本通函之任何內容產生誤導。

2. 披露權益

(a) 於最後實際可行日期，根據證券及期貨條例第XV部第7及第8分部而須通知合和實業及聯交所(包括任何有關合和實業董事及最高行政人員根據證券及期貨條例之上述條款被當作或被視作擁有之合和實業權益及淡倉)，或根據證券及期貨條例第352條須載錄於合和實業存置之登記冊內，或根據上市公司董事進行證券交易標準守則而須通知合和實業及聯交所，各合和實業董事及最高行政人員於合和實業或其任何相聯法團(定義見證券及期貨條例第XV部)之任何股份、相關股份或債權證擁有之權益及淡倉詳情如下：

(i) 於合和實業股份及合和實業股本衍生工具相關股份之實益權益及淡倉[i]

	合和實業股份							
合和實業董事	個人權益(實益擁有)	家屬權益(配偶及18歲以下子女之權益)	公司權益[ii](受控制公司擁有之權益)	其他權益[iii]	股本衍生工具之相關股份(即優先認股權)[iv]	獎授股份[v]	總權益	於最後實際可行日期之總權益佔發行股份概約百分比
胡應湘	74,683,032	21,910,000[vi]	111,250,000[vii]	30,680,000	–	–	238,523,032[x]	26.52%
何炳章	25,023,462	1,365,538	2,050,000	–	–	–	28,439,000	3.16%
胡文新	27,840,000	–	820,000	–	–	–	28,660,000	3.19%
郭展禮	1,095,000	–	–	–	–	180,000	1,275,000	0.14%
李憲武	5,104,322	–	–	–	–	–	5,104,322	0.57%
嚴文俊	756,000	–	–	–	–	72,000	828,000	0.09%
胡文佳	2,645,650	–	–	–	–	–	2,645,650	0.29%
胡郭秀萍	21,910,000	124,743,032[viii]	61,190,000[ix]	30,680,000	–	–	238,523,032[x]	26.52%
陸勵荃	–	1,308,981	–	–	–	–	1,308,981	0.15%
雷有基	8,537	–	–	–	–	–	8,537	0.00%
楊鑑賢	330,000	–	–	–	–	120,000	450,000	0.05%
張利民	326,000	–	–	–	–	72,000	398,000	0.04%
何榮春	536,000	–	–	–	–	72,000	608,000	0.07%
藍利益	90,000	–	–	–	–	–	90,000	0.01%
莫仲達	200,000	–	–	–	2,000,000	100,000	2,300,000	0.26%
王永霖	50,000	–	–	–	288,000	100,000	438,000	0.05%

附註：

(i) 於合和實業股份及合和實業股本衍生工具相關股份之所有權益均為好倉。各合和實業董事及合和實業最高行政人員概無持有任何合和實業股份及合和實業股本衍生工具相關股份之淡倉。

(ii) 此等公司權益為透過公司實益擁有，而根據證券及期貨條例，有關合和實業董事被視作有權於該公司之股東大會上行使或控制行使不少於三分之一投票權。

(iii) 其他權益30,680,000股合和實業股份為胡應湘爵士（「胡爵士」）及其妻子胡爵士夫人郭秀萍（「胡爵士夫人」）共同持有之權益。

(iv) 股本衍生工具相關股份之權益，為合和實業董事在二零零三年十一月一日所採納之合和實業優先認股權計劃下獲授予可認購合和實業股份之優先認股權之權益，進一步詳情載列如下：

合和實業董事	授出日期	行使價 港幣	尚未行使之 優先認股權數目	行使期
莫仲達	二零零五年九月二日	19.94	2,000,000	二零零六年三月二日至二零零九年三月一日
王永霖	二零零六年十月十日	22.44	288,000	20%：二零零七年十一月一日至二零零八年十月三十一日
				40%*：二零零八年十一月一日至二零零九年十月三十一日
				60%*：二零零九年十一月一日至二零一零年十月三十一日
				80%*：二零一零年十一月一日至二零一一年十月三十一日
				100%*：二零一一年十一月一日至二零一三年十月三十一日

* 包括以前未獲行使部份。

(v) 獎授股份之權益為合和實業董事在二零零七年一月二十五日所採納之合和實業僱員股份獎勵計劃下獲授予而尚未歸屬之獎授股份之權益，詳情載列如下：

合和實業 董事	獎授日期	獎授股份 之數目	歸屬日期
郭展禮	二零零七年一月二十五日	90,000	二零零八年一月二十五日
		90,000	二零零九年一月二十五日
殷文俊	二零零七年一月二十五日	36,000	二零零八年一月二十五日
		36,000	二零零九年一月二十五日
楊鑑賢	二零零七年一月二十五日	60,000	二零零八年一月二十五日
		60,000	二零零九年一月二十五日
張利民	二零零七年一月二十五日	36,000	二零零八年一月二十五日
		36,000	二零零九年一月二十五日
何榮春	二零零七年一月二十五日	36,000	二零零八年一月二十五日
		36,000	二零零九年一月二十五日
莫仲達	二零零七年一月二十五日	50,000	二零零八年一月二十五日
		50,000	二零零九年一月二十五日
王永霖	二零零七年一月二十五日	50,000	二零零八年一月二十五日
		50,000	二零零九年一月二十五日

(vi) 家屬權益21,910,000股合和實業股份乃胡爵士夫人之權益。

(vii) 公司權益111,250,000股合和實業股份乃為胡爵士持有之權益，此權益包括附註(ix)所列之權益61,190,000股合和實業股份。

(viii) 家屬權益124,743,032股合和實業股份乃胡爵士夫人之丈夫胡爵士之權益，此數包括胡爵士通過公司持有之50,060,000股合和實業股份。

(ix) 公司權益61,190,000股合和實業股份為胡爵士及胡爵士夫人各自擁有50%權益之公司所持有。

(x) 根據證券及期貨條例，胡爵士及胡爵士夫人彼此之權益均被視為對方之權益。

(ii) 於相聯法團股份之實益權益及淡倉

(A) 以下為合和實業董事於合和公路基建股份之權益：

合和實業董事	合和公路基建股份 個人權益（實益擁有）	家屬權益（配偶及18歲以下子女之權益）	公司權益(i)（受控制公司擁有之權益）	其他權益	總權益	於最後實際可行日期之總權益佔發行股份概約百分比
胡應湘	6,249,402	2,491,000(ii)	10,124,999(iii)	3,068,000(iv)	21,933,401(viii)	0.74%
何炳章	1,824,046	136,554	205,000	–	2,165,600	0.07%
胡文新	5,657,000	–	82,000	–	5,739,000	0.19%
李憲武	279,530	–	–	–	279,530	0.01%
嚴文俊	60,000	–	–	–	60,000	0.00%
胡郭秀萍	2,491,000(v)	10,255,402(vi)	6,118,999(vii)	3,068,000(iv)	21,933,401(viii)	0.74%
雷有基	853	–	–	–	853	0.00%

附註：

(i) 此等合和公路基建股份為透過一間公司實益擁有之權益，而根據證券及期貨條例，有關合和實業董事被視作有權於該公司之股東大會上行使或控制行使不少於三分之一投票權。

(ii) 2,491,000股合和公路基建股份之權益，乃胡爵士之妻子胡爵士夫人持有之權益。

(iii) 公司權益10,124,999股合和公路基建股份為胡爵士持有之權益，此數包括附註(vii)所列之公司權益6,118,999股合和公路基建股份。

(iv) 其他權益3,068,000股合和公路基建股份乃為胡爵士及胡爵士夫人共同持有之權益。

(v) 2,491,000股合和公路基建股份為胡爵士夫人個人實益擁有之權益，並代表附註(ii)所列同一批股份之權益。

(vi) 家屬權益10,255,402股合和公路基建股份為胡爵士之權益。此數包括由胡爵士透過公司持有之4,006,000股合和公路基建股份之權益。

(vii) 公司權益6,118,999股合和公路基建股份為胡爵士及胡爵士夫人各自擁有50%權益之公司所持有。

(viii) 根據證券及期貨條例，胡爵士及胡爵士夫人彼此之權益均被視為對方之權益。

(B) 合信保險及再保險顧問有限公司(「合信保險」)

何炳章先生及其聯繫人透過其持有100%權益之香港保險代理有限公司實益擁有合和實業之相聯法團－合信保險之600,000股普通股，佔其已發行股本之50%。

所有上述於合和實業之相聯法團持有之股份及股本衍生工具相關股份之權益均為好倉。

(b) 於最後實際可行日期，除上文所披露外，就合和實業董事或最高行政人員所知，概無任何人士(除合和實業董事及最高行政人員外)擁有任何合和實業之合和實業股份及相關股份之權益或淡倉，而該權益或淡倉須按證券及期貨條例第XV部第2及第3分部之規定向合和實業披露。

3. 董事之合約權益

(a) 於最後實際可行日期，合和實業各董事均沒有與合和實業集團任何成員公司訂立或建議訂立之任何不可由合和實業集團於一年內終止而毋須支付賠償(法定賠償除外)之服務合約

(b) 合和實業非執行董事李嘉士先生為胡關李羅律師行之合夥人，該律師行就出售事項擔任合和實業之香港法律顧問，並就出售事項收取合理專業費用。

(c) 除本通函所披露者外，於最後實際可行日期，概無合和實業董事直接或間接擁有自二零零七年六月三十日(即合和實業最新刊發之經審核綜合賬目之編製日期)已由合和實業或合和實業集團任何成員公司收購或出售或出租予彼等、或擬由合和實業任何成員公司收購或出售或出租予彼等之任何資產之任何權益。

(d) 除本通函所披露者外，於最後實際可行日期，概無合和實業董事於本通函刊發日期仍然有效且與合和實業集團之業務有重大關聯之任何合約及安排中擁有重大權益。

4. 重大不利變動

合和實業董事並無察覺合和實業集團之財務或交易狀況自二零零七年六月三十日(即合和實業最新刊發之經審核綜合賬目之編製日期)之任何重大不利變動。

5. 專業人士

(a) 以下為於本通函提供意見或建議之專業人士之資格：

名稱	資格
新百利	根據證券及期貨條例視作可進行第1類(證券買賣)、第4類(就證券提供意見)、第6類(就企業融資提供意見)及第9類(資產管理)受規管活動之持牌法團
第一太平戴維斯	物業估值師及業務估值師

(b) (i) 新百利及第一太平戴維斯均無擁有合和實業集團任何成員公司之股權，亦無擁有可認購或提名他人認購合和實業集團任何成員公司證券之權利(無論可合法強制執行與否)。

(ii) 新百利及第一太平戴維斯均無直接或間接擁有自二零零七年六月三十日(即合和實業最新刊發之經審核綜合賬目之編製日期)已由合和實業集團任何成員公司收購或出售或出租予彼等，或擬收購或出售或出租予彼等之任何資產之任何權益。

(iii) 新百利及第一太平戴維斯已各自就刊發本通函發出同意書，同意按現有形式及涵義載入其日期為二零零七年八月三十一日之函件及引述其名稱，且迄今並無撤回同意書。

6. 訴訟

於最後實際可行日期，就合和實業董事所知，合和實業或任何其附屬公司概無牽涉任何重大訴訟或仲裁，而且合和實業或任何其附屬公司亦概無涉及任何尚未了結或對其構成威脅之重大訴訟或仲裁。

7. 競爭權益

於最後實際可行日期，就合和實業董事所知，概無任何合和實業董事或彼等各自之聯繫人(定義見上市規則)於與合和實業集團業務構成或可能構成競爭之企業擁有權益。

8. 備查文件

以下文件副本於截至二零零七年九月十四日(包括該日)止任何營業日正常辦公時間內在香港中環康樂廣場1號怡和大廈26樓胡關李羅律師行辦事處可供查閱：

(a) 協議；

(b) 新百利函件(其全文載於本通函)；

(c) 第一太平戴維斯編製之合和公路基建於環城公路合營企業之權益之估值報告(其全文載於本通函附錄一)；及

(d) 本附錄「專業人士」一段所提述之同意書。

9. 其他事項

(a) 合和實業之註冊辦事處為香港皇后大道東183號合和中心64樓。

(b) 合和實業之公司秘書為李業華先生，彼為香港高等法院律師。

(c) 合和實業之合資格會計師為梅大強先生，彼為澳洲會計師公會註冊會計師及香港會計師公會註冊會計師。

(d) 本通函之中文翻譯本只供參考，如有歧異，概以英文本為準。

1. 責任聲明

本通函之資料乃遵照上市規則而刊載，旨在提供有關合和公路基建集團之資料。各合和公路基建董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就其所知及所信，本通函並無遺漏任何事實，足以導致本通函之任何內容產生誤導。

2. 披露權益

(a) 於最後實際可行日期，根據證券及期貨條例第XV部第7及第8分部而須通知合和公路基建及聯交所（包括任何有關合和公路基建董事及合和公路基建最高行政人員根據證券及期貨條例之上述條款被當作或被視作擁有之合和公路基建權益或淡倉），或根據證券及期貨條例第352條須載錄於合和公路基建存置之登記冊內，或根據上市公司董事進行證券交易標準守則而須通知合和公路基建及聯交所，各合和公路基建董事及合和公路基建最高行政人員於合和公路基建或其任何相聯法團（定義見證券及期貨條例第XV部）之任何股份、相關股份或債權證擁有之權益及淡倉詳情如下：

(i) 於合和公路基建股份及合和公路基建股本衍生工具相關股份之實益權益及淡倉[i]

	合和公路基建股份							
合和公路基建董事	個人權益（實益擁有）	家屬權益（配偶及18歲以下子女之權益）	公司權益[ii]（受控制公司擁有之權益）	其他權益	股本衍生工具之相關股份（即優先認股權）[iv]	獎授股份[v]	總權益	於最後實際可行日期之總權益佔發行股份概約百分比
胡應湘	6,249,402	2,491,000	10,124,999	3,068,000[iii]	–	–	21,933,401	0.74%
何炳章	1,824,046	136,554	205,000	–	–	–	2,165,600	0.07%
胡文新	5,657,000	–	82,000	–	–	–	5,739,000	0.19%
陳志鴻	140,000	–	–	–	–	280,000	420,000	0.01%
梁國基	100,000	–	–	–	–	200,000	300,000	0.01%
賈呈會	100,000	–	–	–	–	200,000	300,000	0.01%
中原紘二郎	1,067	–	–	–	–	–	1,067	0.00%

附註：

(i) 於合和公路基建股份及合和公路基建股本衍生工具相關股份之所有權益均為好倉。各合和公路基建董事及最高行政人員概無於合和公路基建股份及合和公路基建股本衍生工具相關股份中持有任何淡倉。

(ii) 此等公司權益為透過公司實益擁有，而根據證券及期貨條例，有關合和公路基建董事被視作有權於該公司之股東大會上行使或控制行使不少於三分之一投票權。

(iii) 其他權益30,680,000股合和公路基建股份為胡爵士與其妻子胡爵士夫人共同持有之權益。

(iv) 股本衍生工具相關股份之權益，為合和公路基建董事在二零零三年七月十六日所採納之合和公路基建優先認股權計劃下獲授予可認購合和公路基建股份之優先認股權之權益。

(v) 獎授股份之權益為合和公路基建董事在二零零七年一月二十五日所採納之合和公路基建僱員股份獎勵計劃下獲授予而尚未歸屬之獎授股份之權益，詳情載列如下：

合和公路基建董事	獎授日期	獎授股份之數目	歸屬日期
陳志鴻	二零零七年一月二十五日	140,000	二零零八年一月二十五日
		140,000	二零零九年一月二十五日
梁國基	二零零七年一月二十五日	100,000	二零零八年一月二十五日
		100,000	二零零九年一月二十五日
賈呈會	二零零七年一月二十五日	100,000	二零零八年一月二十五日
		100,000	二零零九年一月二十五日

(ii) 於相聯法團股份之實益權益及淡倉 － 合和實業

	合和實業股份							
合和公路基建董事	個人權益（實益擁有）	家屬權益（配偶及18歲以下子女之權益）	公司權益[i]（受控制公司擁有之權益）	其他權益[ii]	股本衍生工具之相關股份（即優先認股權）[iii]	獎授股份[iv]	總權益	於最後實際可行日期之總權益佔發行股份概約百分比
胡應湘	74,683,032	21,910,000[v]	111,250,000[vi]	30,680,000	—	—	238,523,032	26.52%
何炳章	25,023,462	1,365,538	2,050,000	—	—	—	28,439,000	3.16%
胡文新	27,840,000	—	820,000	—	—	—	28,660,000	3.19%
陳志鴻	585,000	—	—	—	—	—	585,000	0.07%
藍利益	90,000	—	—	—	—	—	90,000	0.01%
中原紘二郎	10,671	—	—	—	—	—	10,671	0.00%
賈呈會	241,000	—	—	—	—	—	241,000	0.03%
莫仲達	200,000	—	—	—	2,000,000	100,000	2,300,000	0.26%

附註：

(i) 此等公司權益為透過公司實益擁有，而根據證券及期貨條例，有關合和公路基建董事被視作有權於該公司之股東大會上行使或控制行使不少於三分之一投票權。

(ii) 其他權益30,680,000股合和實業股份為胡爵士與其妻子胡爵士夫人共同持有之權益。

(iii) 股本衍生工具相關股份之權益，為合和公路基建董事在合和實業於二零零三年十一月一日所採納之合和實業優先認股權計劃下獲授予可認購合和實業股份之優先認股權之權益，進一步詳情載列如下：

合和公路基建董事	授出日期	行使價 港幣	尚未行使之優先認股權數目	行使期
莫仲達	二零零五年九月二日	19.94	2,000,000	二零零六年三月二日至二零零九年三月一日

(iv) 獎授股份之權益為合和公路基建董事在合和實業於二零零七年一月二十五日所採納之合和實業僱員股份獎勵計劃下獲授予而尚未歸屬之獎授股份之權益，詳情載列如下：

合和公路基建董事	獎授日期	獎授股份之數目	歸屬日期
莫仲達	二零零七年一月二十五日	50,000	二零零八年一月二十五日
		50,000	二零零九年一月二十五日

(v) 家屬權益21,910,000股合和實業股份乃胡爵士夫人之權益。

(vi) 胡爵士持有之公司權益111,250,000股合和實業股份包括61,190,000股合和實業股份乃透過胡爵士及胡爵士夫人各持有50%權益之公司持有之權益。

(vii) 若干合和公路基建董事以彼等控股公司代名人身份持有合和實業若干附屬公司之股份。

(b) 於實際可行日期，就合和公路基建董事所知，合和公路基建股東於合和公路基建股份及合和公路基建之相關股份擁有，而須根據證券及期貨條例第XV部第2及第3分部通知合和公路基建之權益如下：

名稱	身份	合和公路基建股份數目（公司權益）	於最后實際可行日期之股份佔總發行股本概約百分比
Anber Investments Limited	實益擁有人	2,160,000,000(i)	72.719%
Delta Roads Limited	受控制公司擁有之權益	2,160,000,000(i)	72.719%
Dover Hills Investments Limited	受控制公司擁有之權益	2,160,000,000(i)	72.719%
Supreme Choice Investments Limited	受控制公司擁有之權益	2,160,000,000(i)	72.719%
合和實業	受控制公司擁有之權益及實益擁有人(ii)	2,161,391,000(ii)	72.766%

附註:

(i) 2,160,000,000股份由Delta Roads Limited（「Delta」）全資擁有之Anber Investments Limited（「Anber」）持有。Delta由Dover Hills Investments Limited（「Dover」）全資擁有。Dover由Supreme Choice Investments Limited（「Supreme」）全資擁有，Supreme由合和實業全資擁有。Anber、Delta、Dover、Supreme及合和實業所持之權益為同一批股份及均為好倉。根據證券及期貨條例，彼此之權益均被視為對方之權益。

(ii) 1,391,000股股份為實益擁有，其餘2,160,000,000股股份是透過上述附註(i)受控制公司所擁有之權益。

(c) 除上文所披露者外，於最後實際可行日期，就合和公路基建各董事或最高行政人員所知，除合和公路基建董事或最高行政人員外，概無任何人士於合和公路基建股份及合和公路基建相關股份中擁有權益或淡倉，而須根據證券及期貨條例第XV部第2及第3分部向合和公路基建作出披露。

3. 董事之合約權益

(a) 於最後實際可行日期，合和公路基建各董事均沒有與合和公路基建集團任何成員公司訂立或建議訂立之任何不可由合和公路基建集團於一年內終止而毋須支付賠償(法定賠償除外)之服務合約。

(b) 除本通函所披露者外，於最後實際可行日期，概無合和公路基建董事直接或間接擁有自二零零七年六月三十日(即合和公路基建最新刊發之經審核綜合賬目之編製日期)已由合和公路基建或合和公路基建集團任何成員公司收購或出售或出租予彼等、或擬由合和公路基建集團任何成員公司收購或出售或出租予彼等之任何資產之任何權益。

(c) 除本通函所披露者外，於最後實際可行日期，概無合和公路基建董事於本通函刊發日期仍然有效且與合和公路基建集團之業務有重大關聯之任何合約及安排中擁有重大權益。

4. 重大不利變動

合和公路基建董事並無察覺合和公路基建集團之財務或交易狀況自二零零七年六月三十日(即合和公路基建最新刊發之經審核綜合賬目之編製日期)之任何重大不利變動。

5. 專業人士

(a) 以下為於本通函提供意見或建議之專業人士之資格：

名稱	資格
新百利	根據證券及期貨條例視作可進行第1類(證券買賣)、第4類(就證券提供意見)、第6類(就企業融資提供意見)及第9類(資產管理)受規管活動之持牌法團
第一太平戴維斯	物業估值師及業務估值師

(b) (i) 新百利及第一太平戴維斯均無擁有合和公路基建集團任何成員公司之股權，亦無擁有可認購或提名他人認購合和公路基建集團任何成員公司證券之權利(無論可合法強制執行與否)。

(ii) 新百利及第一太平戴維斯均無直接或間接擁有自二零零七年六月三十日(即合和公路基建最新刊發之經審核綜合賬目之編製日期)已由合和公路基建集團任何成員公司收購或出售或出租予彼等，或擬收購或出售或出租予彼等之任何資產之任何權益。

(iii) 新百利及第一太平戴維斯已各自就刊發本通函發出同意書，同意按現有形式及涵義載入其日期為二零零七年八月三十一日之函件及引述其名稱，且迄今並無撤回同意書。

6. 訴訟

於最後實際可行日期，就合和公路基建董事所知，合和公路基建或任何其附屬公司概無牽涉任何重大訴訟或仲裁；而且合和公路基建或任何其附屬公司亦概無涉及任何未了結或對其構成威脅之重大訴訟或仲裁。

7. 競爭權益

於最後實際可行日期，就合和公路基建董事所知，概無任何合和公路基建董事或彼等各自之聯繫人(定義見上市規則)於與合和公路基建集團業務構成或可能構成競爭之企業擁有權益。

8. 備查文件

以下文件副本於截至二零零七年九月十四日(包括該日)止任何營業日正常辦公時間內在香港中環康樂廣場1號怡和大廈26樓胡關李羅律師行辦事處可供查閱：

(a) 協議；

(b) 新百利函件(其全文載於本通函)；

(c) 第一太平戴維斯編製之合和公路基建於環城公路合營企業之權益之估值報告(其全文載於本通函附錄一)；及

(d) 本附錄「專業人士」一段所提述之同意書。

9. 其他事項

(a) 合和公路基建之註冊辦事處為P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands。合和公路基建之總辦事處及主要營業地點為香港灣仔皇后大道東183號合和中心64樓64-02室。

(b) 合和公路基建之公司秘書為李業華先生，彼為香港高等法院律師。

(c) 合和公路基建之合資格會計師為梁覺強先生，彼為香港會計師公會註冊會計師及英國特許公認會計師公會資深會員。

(d) 本通函之中文翻譯本只供參考，如有歧異，概以英文本為準。

建議將於本公司股東特別大會上重選之兩名董事之履歷詳情載列如下：

王永霖先生

50歲，彼持有英國Aberdeen University頒授之土地經濟學士學位，並為一位註冊專業測量師。彼於物業及土地方面累積逾二十年經驗。王先生自二零零五年五月起出任合和實業助理董事，負責銷售及租賃物業，彼亦為集團若干成員公司之董事。王先生於二零零七年一月十八日獲委任為合和實業執行董事。在加入合和實業前，彼曾任一間國際物業顧問公司第一太平戴維斯(香港)有限公司之董事。

除上文所披露者外，王先生於最後實際可行日期前三年內，並無在任何上市公眾公司擔任董事職銜。彼與合和實業任何董事、高級行政人員、主要股東及控股股東並無任何關係。

於最後實際可行日期，王先生在證券及期貨條例第XV部定義下之合和實業股份權益之進一步詳情披露於附錄二。

王先生於合和實業並無既定之服務年期，惟彼仍須按合和實業組織章程細則於股東週年大會上依章告退及重選連任，以及依章退職。王先生之董事袍金將由股東於合和實業股東週年大會上釐定，而彼之其他酬金將由合和實業董事會按照市場趨勢、合和實業之薪酬政策及彼於本集團之職務與權責而釐定。截至二零零七年六月三十日止年度，彼已收取董事袍金港幣89,863.01元，其他董事酬金港幣799,800元，以及根據合和實業於二零零七年一月二十五日採納之僱員股份獎勵計劃獲授合共150,000股股份之獎勵，其中50,000股股份已於截至二零零七年六月三十日止年度內歸屬。

除上文所披露者外，概無任何其他有關選任王先生為合和實業董事而須知會合和實業股東之事項，亦無任何根據上市規則第13.51(2)(h)至(v)條規定須予披露之資料。

葉毓強先生

55歲，彼持有由卡內基梅隆大學頒授之會計及金融學碩士學位、由康乃爾大學頒授之應用數學碩士學位及由華盛頓大學(聖路易)頒授之應用數學及電腦科學(最優等)學士學位。彼擁有二十九年從事紐約、三藩市及香港銀行業務之經驗，期間大部份時間均任職於花旗集團。葉先生於二零零七年六月自花旗集團退休，在職期

間曾於財富管理、交易服務、企業銀行、金融機構、環球關聯銀行及地產財務等業務範疇擔任高級職位。於二零零七年八月十三日，葉先生分別獲委任為合和實業及合和公路基建之獨立非執行董事及審計委員會成員。

除上文所披露者外，葉先生於過往三年，並無在任何上市公眾公司擔任任何董事職銜，亦無在合和實業集團及合和公路基建集團擔任任何職位。葉先生與合和實業及合和公路基建任何董事、高級行政人員、主要股東或控股股東並無任何關係。

於最後實際可行日期，葉先生在證券及期貨條例第XV部之定義下，並無擁有任何合和實業及合和公路基建股份實益權益或淡倉。

葉先生與合和實業及合和公路基建之服務年期直至二零一零年八月十二日，惟彼仍須按合和實業及合和公路基建之組織章程細則條款分別於股東週年大會上依章輪值告退及重選連任，以及依章退職。葉先生可收取分別由合和實業及合和公路基建股東於股東週年大會上釐定之董事袍金，而該董事袍金乃按照市場趨勢、合和實業及合和公路基建之薪酬政策及其於合和實業及合和公路基建之職務與權責而釐定。自獲委任為合和實業及合和公路基建之董事起，其應收取的董事袍金將由合和實業及合和公路基建股東於即將舉行之股東週年大會上釐定。

除上文所披露者外，概無任何其他有關選任葉先生為合和實業董事而須知會合和實業股東之事項，亦無任何根據上市規則第13.51(2)(h)至(v)條規定須予披露之資料。

HOPEWELL HOLDINGS LIMITED

合和實業有限公司

(於香港註冊成立之有限公司)

茲通告合和實業有限公司(「本公司」)謹訂於二零零七年九月十七日(星期一)上午十一時正假座香港皇后大道東183號合和中心8樓皇廷大酒樓召開股東特別大會，以考慮及酌情通過(無論有否修訂)下列決議案為本公司普通決議案：

普通決議案

「動議

(a) 批准、確認及追認合和環穗公路有限公司(「合和環穗」)與廣州市通達高速公路有限公司(「環城公路中方夥伴」)就出售合和環穗於廣州東南西環高速公路有限公司(「環城公路合營企業」)之所有權益及合和環穗於廣州東南西環高速公路項目(「環城公路項目」)項下之其他權利、責任和義務而於二零零七年八月九日訂立之協議(「協議」，其註有「A」字樣並由大會主席簽署以資識別之副本已提呈本大會)，以及據此擬進行之所有交易；及

(b) 在本公司董事可能認為必要、適宜、適當或權宜之情況下，批准本公司、合和公路基建有限公司、合和環穗、環城公路合營企業或彼等各自之附屬公司及聯營公司採取一切步驟及進行一切事宜及簽訂所有文件，包括但不限於：

(i) 合和環穗、環城公路中方夥伴及CKI Guangzhou Ring Roads Limited(長建環穗公路有限公司)需簽定之取消及/或修訂環城公路合營企業合作合同及章程之協議；

(ii) 相互終止及免除環城公路合營企業各合營方以前所簽定有關環城公路合營企業及／或環城公路項目之合約項下之責任和義務；及

(iii) 其他與落實協議相關或附帶之文件，

以落實、執行及完成協議及據此擬進行之交易，以及對協議之條款及據此擬進行之交易作出及提供及同意作出及提供更改、修正、修訂、豁免或延期。」

2. (a) 「動議重選王永霖先生為本公司董事。」

(b) 「動議重選葉毓強先生為本公司董事。」

承董事會命
合和實業有限公司
公司秘書
李業華

香港，二零零七年八月三十一日

註冊辦事處：
香港
皇后大道東183號
合和中心64樓

附註：

1. 於大會上考慮之普通決議案將以投票方式表決。就投票表決而言，本公司股東每持有一股本公司股份即擁有一票表決權。

2. 凡有權出席大會投票之股東，均有權委任最多兩名代表出席，並於投票表決時代其投票。受委代表毋須為本公司股東。

3. 倘為股份之聯名登記持有人，任何一名人士均可親自或委派代表就該股份於會上投票，猶如其為唯一有權之人士，惟倘超過一名聯名持有人親自或委派代表出席大會，則就該股份名列本公司股東名冊上最先位置之上述人士方有權就該股份作出投票。

4. 隨函附奉供本公司股東於大會使用之代表委任表格。

5. 代表委任表格連同授權簽署該表格之授權書或其他授權文件（如有）或經公證人簽署證明之該等文件副本，最遲須於大會或續會指定舉行日期48小時前交回香

港皇后大道東183號合和中心64樓本公司註冊辦事處，方為有效。股東填妥及交回代表委任表格後，仍可親自出席大會或續會並於會上投票，於此情況下，代表委任表格將視為已撤銷。

6. 本通告之中文翻譯本僅供參考，如有歧異，概以英文本為準。

7. 於本通函刊發日期，本公司董事會包括11名執行董事胡應湘爵士(主席)、何炳章先生(副主席兼董事總經理)、胡文新先生(聯席董事總經理)、郭展禮先生(董事副總經理)、嚴文俊先生、楊鑑賢先生、雷有基先生、張利民先生、何榮春先生、莫仲達先生及王永霖先生；3名非執行董事李憲武先生、胡爵士夫人郭秀萍及李嘉士先生；以及4名獨立非執行董事藍利益先生、陸勵荃女士、胡文佳先生及葉毓強先生組成。

END